

05009084

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Herdez

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3818 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 6/20/05


With renewed
trust...

"The purpose of Grupo Herdez is to place within the reach of consumers, particularly in Mexico and in the United States, foods and beverages of quality under brands with growing prestige and value"

Contents



We are going for
our next 90 years



Leading brands and products


HERDEZ
HERDEZ
HERDEZ

Own brands:

Herdez: Homemade sauces, mushrooms, legumes, fruits, juices & nectars, 8-vegetables juice, tuna in oil, tuna in water and specialties.
Búfalo: Hot and homemade sauces, olives and vinegar.
Doña María: Mole, beans and sauces for stews.
Carlota: Honey, maple syrup and corn syrup for infants.
Festín: Fruit beverages.
Yavaros: Sardines and tomato paste.



Associated brands:
McCormick: Mayonaisse, dressings, mustards, marmalades, spices, teas and seasonings.
Hormel: Regular Spam, lite, deviled, sausages, meat with beans, meat with potatoes, sliced turkey and turkey pieces, Herdez meats like pâtes, deviled ham and sausages.
Barilla, Yemina and Vesta: Pasta in different presentations and pasta sauces.
Solo and Solomate: Chicken bouillon and chicken bouillon with tomato, granulated and in cubes.




Teriyaki

Distributions:
Kikkoman: Soy sauce, Teriyaki bitter-sweet, Teriyaki for glazing and with garlic sauces.
Perrier: Sparkling natural mineral water.
Heineken: Beer.
Morton: Iodized salt, iodized-fluor salt, lite salt and salt substitutes.

Financial highlights

Expressed in millions of constant pesos as of December 31, 2004 (except cases and per share information)

Grupo Herdez	**2004**	**2003**	**% Change**
Net Sales	5,449.5	5,362.0	1.6%
Domestic Sales	5,096.8	5,014.1	1.6%
Export Sales	352.7	347.9	1.4%
Gross Profit	2,029.6	2,107.1	(3.7%)
Gross Margin	37.2%	39.3%	(2.1) pp
Operating Income	419.9	344.5	21.9%
Operating Margin	7.7%	6.4%	1.3 pp
EBITDA	534.0	472.8	12.9%
Percent to sales	9.8%	8.8%	1.0 pp
Majority Net Loss	(12.9)	59.9	NA
Percent to sales	(0.2%)	1.1%	
Total Assets	4,405.3	4,772.9	(7.7%)
Total Liabilities	2,268.1	2,607.3	(13.0%)
Capital Expenditures	53.0	151.3	(65.0%)
Bank Debt	1,370.1	1,771.1	(22.6%)
Bank Debt / EBITDA	2.6	3.7	(1.1)
Bank Debt / Total Equity	0.6	0.8	(0.2)
Consolidated Equity	2,137.2	2,165.6	(1.3%)
Closing outstanding shares (millions)	422	421	
Closing stock price	5.3	3.8	39.5%


Net sales by business segment
Percentages
37.6%
0.3%
6.5%
55.6%
Herdez Companies
Exports
Associated Companies
Others
Distribution Channels
Percentages
46.5%
1.6%
6.5%
3.5%
41.9%
Self-Service stores
Government
Wholesalers and "Mom&Pop" stores
Exports
Others


GRUPO HERDEZ.

Letter to our shareholders



Héctor Hernández-Pons Torres
President and CEO

With personal satisfaction I present the results achieved by Grupo Herdez during the year 2004 which final balance I consider to be positive notwithstanding the not always favorable circumstances that were faced throughout those twelve months.

We performed under a growing complex business environment and a more aggressive competition, with demanding customers as to their requirements and expectations, and consumers more conscious of their capacity to choose when they are in front of a shelf at a supermarket or store.

During the year we faced a situation of cost increases and a particularly difficult situation since such increases could not be reflected in our sales prices without risking our leadership in the market place.

Within this context, we decided to act directly in various levels. Within the measures adopted stand out the reduction in operating expenses, a rationalization of our products portfolio and lines, an important reduction of bank debt, and all the above surrounded by the definition of the sense of direction of the organization.

During 2004, operating expenses as a percentage to net sales were reduced by 3.3 percentage points, from 32.8% to 29.5%, with special emphasis in advertising and promotion which reported a reduction of 22.6% with respect to 2003.

On the other hand, it is important to mention that:
- We divested the assets of personal care products.
- We suspended the operation of Herdez Europa, S.A. since we found better distribution alternatives.
- As to Yavaros, we sold two sardine fishing boats of low capacity.
- We closed some agriculture operations related with the sowing of fruits.

Total net sales for the year 2004 amounted $5,449.5 million, an increase of 1.6% while tons sold were kept practically constant.

Operating profit increased 21.9%, from $344.5 million to $ 419.9 million, as a result of an 8.7% reduction in operating expenses which over-compensated the increases in the cost of our raw and packaging materials.


GRUPO
HERDEZ.

The future which we see with enthusiasm and optimism represents for our Group a time of opportunities at which we will arrive as a leading company in food and beverages.

Consequently, earnings before interest, taxes, depreciation and amortization (EBITDA) reached $534.0 million, an increase of 13.0% over the year before.

Consolidated income before extraordinary charges amounted $244.7 million, 57.5% higher than the income obtained in 2003.

Nevertheless, the final result for the year 2004 was a net loss of $12.9 million, derived from non-recurring charges of $42.0 million related with the suspension of the operations mentioned above, and a charge of $69.6 million derived from changes in accounting principles in accordance with Statement C-15 "Impairment in the value of long-lived assets and their disposal" issued by the Mexican Institute of Public Accountants.

Although the operating results did not yet reflect the levels expected, the efficient handling of our working capital together with the recovery of our margins, allowed us to reduce bank liabilities by $314.0 million to a balance of $1,370.1 million, thus improving significantly the financial ratios of the Group.

The evolution in Grupo Herdez is a continuous process which will take us to clearly determine the course to be followed as an organization in the years to come.

For the time being, our activity is focused in the purpose of placing within the reach of consumers, particularly in Mexico and in the United States, foods and beverages of quality under brands with growing prestige and value.

The future which we see with enthusiasm and optimism represents for our Group a time of opportunities at which we will arrive as a leading company in food and beverages, supported by the preference of the consumers, with presence at an international level in markets and segments where we find profitability and growth potential, with an excellent human team, state of the art, and our engagement with the wellbeing of the community, the protection of the environment and good corporate governance.

With renewed trust, I invite you to accompany us during the next ninety years.



Héctor Hernández-Pons Torres
President and CEO

Challenge:

Strengthen the value of our brands

Net Sales of Sauces and Dressings

Million pesos


2,499.1
2,670.1
03
04

Actions:

Dynamism in the launching of new products

The activities of the Group were directed towards developing new products, presentations and line extensions.

We redesigned Herdez brand image in order to be closer to our consumers.

Marketing strategies

Our investments in advertising and promotions were focused on regional strategies and more promotional activities at the point of sale.

Results:

Solid presence in the market

We increased our market share in the "Sauces and Dressings" segment, particularly in McCormick lines.

We accomplished higher brand presence at Self-service stores in the diverse categories in which we participate.




Challenge:

Increase the Group's operating efficiency

Actions:

Rationalizing the operation

Throughout the year we eliminated lines and products of low volume or that didn't fulfill our profitability targets.

We suspended some production processes, including agricultural activities related to fruits.

We sold non-strategic assets related to personal care products as well as two sardine boats with low fishing capacity.

We suspended Herdez Europa's activities because we found better distribution alternatives.

Operating expenses


Million pesos


1,762.5
1,609.7
03
04

Results:

Focusing our resources in categories with growth potential and greater profitability.

Better response alternatives in the supply chain.

7.6% reduction in the Group's labor force.

Operating margin increases despite pressures in raw materials.


GRUPO
HERDEZ

Challenge:

Improve the financial position

Bank Debt

Million pesos*


1,684.1
1,370.1
03
04

* Nominal pesos of each year

Actions:

Interest-bearing liabilities

The majority of the cash provided by operating activities was assigned to the reduction of bank debt, keeping an adequate structure of our interest-bearing liabilities.

Reduction of operating expenses

Mainly in advertising and administrative expenses.

Efficiency in managing working capital

Reduction in inventories and accounts receivable.

Consolidation of previous years' investments

There were no important capital expenditures during 2004.

Results:

A more solid financial structure

Substantial improvements in long-term solvency risk ratios.

Realignment of resources to establish future growth bases.


McCORMICK
MAYONESA

Operating summary

Herdez Companies

During 2004 we focused our efforts in rationalizing the operations of this unit, particularly in the geographic reallocation of some manufacturing processes, and in reducing the portfolio of products to increase our response capacity as well as our profitability.

We eliminated more than 90 products of low rotation or that didn't accomplish our desired profit levels in order to attend categories of higher productivity and growth potential.



In order to be closer to our younger consumers, we redesigned the image of all Herdez lines.

Also, we launched line extensions and different products with renewed images and better presentations to the market, increasing the presence of our products at the point of sale, particularly:

Three new flavors of Herdez Homemade Sauces: chipotle sauce, five chiles sauce and chile de arbol sauce, all in can and glass presentations.

Herdez tomato sauce with new formula, white Mexican corn and corn with chile poblano.

The re-launching of Herdez and Búfalo vinegars, and hot botanas sauce in a new presentation.

Doña María's ready-to-eat sauces for stews, such as red mole with chicken and green mole with chicken, as well as refried beans in a new package.


CON TODA CONFIANZA...ES
HERDEZ
Néctar de
Durazno
HERDEZ
Néctar de
Mango
HERDEZ
Néctar de
Guayaba

Throughout the year we increased the presence of our products at the point of sale, primarly in self-service stores.



Associated Companies

The most relevant event during 2004 was the launching of the new "McCormick Real Mayonaisse", a product of excellent quality designed for consumers who like a soft-flavored mayonnaise with a creamier consistency. Advertising strategies were directed towards increasing our presence in the different target regions in which we compete.

We introduced "Sugar-reduced marmalades" in various flavors, responding to consumer tendencies for low-calorie foods with good taste.


McCORMICK


HERDEZ



Operating summary





We launched "Them", a black-tea based beverage created with a modern and healthy image, supported by an intense promotional campaign in massive media and points of sale.

Herdez Trading

During 2004 we developed specific strategies by distribution channel and client, in order to help us get closer to them and fulfill their needs, for instance, self-service stores category management.

We maintained a service control system, optimizing the relation with clients and satisfying their needs.

These efforts will continue throughout 2005, with special emphasis in wholesalers and "Mom&Pop" stores, as well as the food-service channel.





We developed specific strategies by distribution channel and client in order to help us get closer to them and fulfill their needs.

Exports

Export sales reported a slight decrease in units due to difficulties in the supply of agricultural products, which limited the growth potential of the diverse markets we attend. The shortage in sardine reduced considerably the sales of this product in Central America, Canada and the United States.

In spite of the adverse conditions, we kept a good distribution of our portfolio of products, standing out McCormick's good performance in the United States.

In relation to Europe, we discontinued the operation of our subsidiary and restructured its commercial operation with better distribution alternatives. It is important to highlight that Doña María products have presence in more than 1,000 points of sale in that Continent.


Salsa
Mole
Salsa

Our people and the community



Fundación HERDEZ



Our people

Grupo Herdez has always endeavored to maintain harmonious and respectful labor relations, both on an individual and collective basis. Likewise, the Company has placed special emphasis on providing the necessary training, since we are convinced that this is a way to achieve higher levels of efficiency and quality. The training provided during 2004 represented more than 39,000 men-hours centered on the areas of manufacturing and administration.

Fundación Herdez

According to one of the objectives of Fundación Herdez which is to preserve the historical wealth of culinary traditions in Mexico, during 2004 various events were carried out featuring the following courses for adults: "The Art of making tamales" and "Edible mushrooms Seminar". Fundación Herdez imparted the workshop for children "Chocolate molinillo" within "The Festival of Mexico's City Historical Center" and the summer workshop "The savor of knowledge", making available for children the flavors and typical dishes of Mexico.

In the nutritional field the courses "Soy, tofu and health" as well as "Women and their alimentation" imparted by the ISSSTE's Dietetic and Nutrition School were carried out.

To support the divulgation and rescuing of our Mexican cuisine, Fundación Herdez coordinated the publication of the facsimilar edition "Michoacan's Cuisine Manual" by Vicenta Torres de Rubio, with the support of the Government of the State of Michoacan and the University of Michoacan of San Nicolás de Hidalgo.

Fundación Herdez, aware of its social responsibility in supporting the welfare of disadvantaged people that inhabit our country and other brotherly countries, assumed as every year, the engagement to aid with food charity institutions and communities most in need.


GRUPO
HERDEZ

2004 was characterized by an upguard tendency in the prices of our raw and packaging materials, affecting our gross margins and without the possibility to transfer all of these pressures to our sales prices.

Nevertheless, this situation was overcompensated with higher reductions in operating expenses, thus achieving better operating results under a business environment influenced by scarce agricultural inputs.

Net Sales

Units changed from 42.7 to 42.1 million cases, a 1.4% decrease in relation to 2003. Domestic sales decreased 1.5% in units while export sales decreased only 0.6%, as a result of safety inventories that our distributors keep in the United States.

It is important to mention that presentation changes in the "Pastas" segment were made during the second half of 2004 with the purpose to obtain cases with more weight. Sales in comparable units like tons were practically the same as in 2003.

Average sale prices per ton presented a slight improvement in relation to 2003 by increasing 1.9% in real terms.

Net sales in values reached $5,449.5 million, adding 1.6% with respect to the amount reported the previous year.

"Sauces and Dressings" segment reported a 1.7% increase in units and 6.8% in values, derived from a solid market share in mayonnaise and from the launching of different packages and line extensions of homemade sauces.

The good performance of beverages, juices and nectars couldn't compensate the decline in the preserved-fruits line, due to a prevailing competitive environment in the market. As a result, unitary sales of "Juices, Fruits and Desserts" reported and increase of 0.4%, while in values it decreased 4.5% in real terms.

Despite the shortage in agricultural raw materials, the "Vegetables" segment achieved favorable performances reporting 8.2% and 4.9% increases in units and values respectively. These improvements were the results of new presentations and specific marketing strategies in the different lines that compose the segment.

Sales of "Meat and Seafood" decreased 12.5% and 8.1% in units and values, respectively, derived from reductions in tuna and sardine fishing activities caused by climatic factors as well as by sanitary restrictions to meat-product imports coming from the United States.

"Pastas" segment, which represented 29.1% of domestic unit sales, decreased 6.9% derived from changes in the presentation of cases since the number of pieces per unit was increased. Measured in tons, the reduction was 3.0% while values increased 2.0%, reflecting price increases related to raw materials.


HERDEZ

Export sales were affected by a shortage of agricultural raw materials supply, restricting the growth potential in sauces and moles, while the good performance of McCormick's products prevailed.

Cost of goods sold

The upward tendency in the prices of raw and packaging materials continued during 2004, derived from climatic factors and global demand increases for diverse commodities.


Operating
Income

Million pesos


344.5
419.9
03
04

Vegetable oil prices in the first quarter of 2004, mainly soy oil, were affected by low inventory levels caused by poor harvests throughout 2003-04. In the first quarter of 2004, intense frosts in the Pacific region and northeast of the country affected tomato, tomatillo and chile jalapeño's harvests, while high sea temperatures difficulted the fishing of sardine and tuna, increasing the cost of capture of these resources.

On the other side, the rising demand of growing economies for commodities exceeded supply, causing important increases in the prices of energy, steel, aluminum and cardboard, for instance. This situation derived in a 5.1% increase in real terms in our cost of sales, which represented a 2.1 percentage point increase as a proportion of sales, from 60.7% in 2003 to 62.8% during 2004.

Gross profit

The factors mentioned above diminished Grupo Herdez's gross profit by $77.5 million, from $2,107.1 in 2003 to $2,029.6 million, or a 3.7% reduction. Gross margin was 37.2% in comparison with 39.3% for the previous year.

Operating expenses

To counteract the pressures in production costs mentioned before, Grupo Herdez adopted in the first half of 2004 a plan to further streamline its operations by focusing mainly in the reestablishment of profitability levels including an important reduction in operating expenses.

According to this initiative, total operating expenses were reduced by $152.8 million from $1,762.5 to $1,609.7 million, equivalent to 8.7% or a 3.4 points reduction as a percent to sales.

The operating expense items that registered the biggest reductions were advertising and promotions and administrative expenses. Advertising and Promotions outflows diminished 22.6% from $716.4 to $554.7 million derived from a more regional strategy and reductions in the sponsorship of sports events.

It is important to highlight that the sponsorship of sport events has been totally eliminated for 2005.

Administrative expenses also showed an 8.4% reduction, and according to Statement B-7 "Business Acquisitions" and C-8 "Intangible Assets" issued by the Mexican Institute of Public Accountants, in 2004 the Company suspended the amortization of goodwill as well as the amortization of brands for a total amount of $25.2 million.

Operating Income and EBITDA

Derived from the expense reductions mentioned above, operating income rose 21.9% from $344.5 to $419.9 million or $75.4 million more than in 2003 in spite of cost increases.

Operating margin expanded 1.3 percentage points from 6.4% to 7.7% during 2004. Likewise, earnings before interest, taxes, depreciation and amortization (EBITDA) reached $534.0 million, a 13.0% increase with respect to EBITDA of the year before. EBITDA margin changed from 8.8% to 9.8% presenting a one percentage point expansion.

Comprehensive Financing Cost

Comprehensive Financing Cost was reduced to $82.8 million, a $26.9 million decrease, or 24.5% less than the amount reported in 2003. This reduction was caused by a $4.5 million exchange gain which compared favorably versus the exchange loss of the previous year, as well as by an additional $10.2 million monetary-position gain. Net interest paid increased $1.8 million due to higher market interest rates.

Income before Extraordinary Items and Minority Interest

Derived from all the above, consolidated income before extraordinary items showed a substantial increase from $155.4 to $244.7 million, or a 57.5% growth in relation to the income reported in 2003.

Extraordinary Items and Changes in Accounting Principles

Throughout 2004 diverse extraordinary non-recurring charges were recorded in relation to: (i) adoption of Statement C-15 "Impairment of the Value of Long-Lived Assets and their Disposal" issued by the Mexican Institute of Public Accountants, recognizing an initial charge net of taxes of $90.9 million; (ii) likewise, at the end of the year a $21.3 million impairment-loss reversion was recognized and recorded and (iii) a charge of $42.0 million after taxes was recorded with respect to discontinued operations of fruit-producing facilities and the suspension of the subsidiary Herdez Europa, S.A. due to its low activity.

Total non-recurring charges net of taxes for 2004 amounted $111.6 million without requiring cash outflows.

Majority net Loss

The recognition and recording of the extraordinary items described in the preceding paragraph derived in a majority net loss of $12.9 million, in comparison with the $59.9 million net income reported for 2003.

Statement of changes in financial position

Resources provided by operating activities

As a result of the solid recovery in operating levels and higher efficiencies in the management of working capital, during 2004 resources provided by operations amounted $477.4 million in comparison with $16.3 million used in 2003.

Resources provided by financing activities

The resources provided by operating activities allowed the company to reduce bank loans by $396.5 million and pay dividends of $52.6 million to minority interest.

For the year 2004 the company did not pay dividends because these resources were assigned to reduce interest- bearing liabilities.

Therefore, net cash used in financing activities reached $449.1 million pesos, in comparison with $107.3 million generated during 2003.

EBITDA

Million pesos


472.8
534.0
03
04




GRUPO
HERDEZ

Bank Debt / EBITDA

Million pesos


3.7
2.6

03 04



Bank Debt / Total Equity

Million pesos


0.8
0.6

03 04

Resources provided by investment activities

With the purpose of properly utilizing our capital investments, during 2004 we did not allocate important resources for the acquisition of fixed assets.

The total consolidated amount of capital expenditures for the year was $53.0 million compared to $151.3 million for 2003.

67% of these resources were invested by McCormick de México in property, plant and equipment for the new Duque de Herdez Industrial Complex Plant in San Luis Potosi. This plant will have a higher production capacity and will substitute the actual facilities in Av. De la Paz, also in San Luis Potosí.

The remaining 33.0% of the resources was invested by Empresas Herdez's business unit as maintenance.

Financial Structure

Year 2004 also represented a consolidation period for the financial structure of the Company. More than 80% of the resources provided by operations were allocated to bank-loan reductions, which changed from $1,684.1 to $1,370.1 million, a $314.0 million nominal reduction or 18.6%.

As a result of the mentioned above, Bank debt/EBITDA ratio improved considerably from 3.75 in 2003 to 2.57 in 2004, while interest coverage (measured through operating income) improved from 2.80 to 3.37 during 2004.

Solvency risk of the company measured as Net Debt-to-Total Equity was 0.62 in comparison with 0.78 in 2003.

27.2% of bank loans have short-term maturities while the 72.8% remaining have long-term maturities. On the other hand, 77.2% of interest-bearing liabilities are denominated in Mexican currency.


GRUPO
HERDEZ

Board of directors and management team

Patrimonial, Related Directors

Chairman of the Board
Héctor Hernández-Pons Torres

Vice-Chairman of the Board
Enrique Hernández-Pons Torres

Flora Hernández-Pons de Merino

Independent Directors
Enrique Castillo Sánchez Mejorada
Juan Guillermo Mijares Dávalos
Eduardo Ortíz Tirado Serrano
José Roberto Danel Díaz
Esteban Malpica Fomperosa
Luis Rebollar Corona

Secretary of the Board
Ernesto Ramos Ortíz

Independent Statutory Auditors
Francisco Javier Soní Ocampo
José Manuel Rincón Gallardo

Independent Alternate Statutory Auditors
José Alfredo Hernández Linares
Mario Fernández Dávalos

Audit Committee
José Roberto Danel Díaz — President
Esteban Malpica Fomperosa
Juan Guillermo Mijares Dávalos
Eduardo Ortíz Tirado Serrano

Finance and Planning Committee
Enrique Castillo Sánchez Mejorada — President
Héctor Hernández-Pons Torres
Enrique Hernández-Pons Torres
Luis Rebollar Corona
Esteban Malpica Fomperosa

Management Team

President and Chief Executive Officer
Héctor Hernández-Pons Torres

Vice-President and General Director
Enrique Hernández-Pons Torres

Director of Research and Development
Salvador Badui Dergal

Director of Financial Planning
Gerardo Canavati Miguel

Director of Information Technology
Albert G. Dappen Guerrero

Executive Director of Operations Farming/Fishing
Luis Garcés Benito

Director Herdez Companies
Alberto Garza Cabañas

Executive Director, Human Resources
Pedro G. Gracia-Medrano Murrieta

Executive Director, Sales
Roberto González Rosas

Director of Finance
Pablo Lezama Vélez

Executive Director, Associated Companies
Alejandro Martínez Gallardo de P.

Executive Director, Foreign Trade
Emilio Mahuad Gantus

Director of Logistics
Jorge Obregón Parlange

Executive Director of Administration and Finance
Ernesto Ramos Ortíz

Director of Operations, Associated Companies
J. Rafael de Regil y Gómez Muriel

Comercial Director, Associated Companies
Juan José Rodríguez del Collado

Director of Operations, Herdez Companies
Carlos T. Velázquez Osuna

February 21, 2005

Lic. Héctor Hernández-Pons Torres
Chairman of the Board of Directors
Grupo Herdez, S.A. de C.V.
Monte Pelvoux No. 215, 5th Floor
Lomas de Chapultepec
Mexico D.F. 11000

Dear Lic. Hernandez-Pons:

In conformity with the regulations established under article 14 Bis 3, fraction V, item a), of the Stock Market Law; articles 83 and 84 of the General Regulations applicable to issuers of securities and other participants in the stock market; and article 28 of the Regulations of the Audit Committee of the Board of Directors of the company, I allow myself to present to you the Report of activities of the Audit Committee during 2004.

The Committee held its sessions in a timely manner according to a pre-determined schedule for the year and in each case was conducted using a detailed agenda and the respective act was issued. Participants in the meetings included the appointed directors, statutory auditors and guests.

The relevant matters attended and mentioned herein for the purpose of this report are:

The Financial Statements as of December 31, 2003, including its notes and the opinion of the external auditor, were recommended for approval to the Board of Directors.
The external auditor presented his Letter of Comments related to the audit of 2003.
The external auditor presented his report on the review of the transactions with related persons for 2003.
The knowledge of the main pending tax and legal matters and the mechanism followed to assure the fulfillment of the obligations to which the company is subject.
An opinion was given to the Board of Directors in regards to the appointment of the external auditor of the company.
The additional services different from the external audit, rendered by the firm in which the external auditor is a partner, were approved.
The knowledge of the program of the external and the internal audit for 2004.
The knowledge of the accounting policies, the process toward the preparation of the financial information and the evaluation of the internal control system, were submitted to the Board of Directors for approval.

In order to complement the works on the information for 2004, at the meeting held on February 17, 2005, we took knowledge of the Financial Statements as of December 31, 2004, including its notes and the opinion of the external auditor, and we recommended its approval to the Board of Directors; the Letter of Comments of the audit ended the same year; and the report on the review of the transactions with related persons for 2004.

All the matters were thoroughly discussed and no discrepancies were found apart from the normal operations of the company.

All the information related to the aforementioned issues is at your disposal and was delivered in a timely manner to the members of the Audit Committee.

If there is any additional information that you require, please do not hesitate to contact me.

Very truly,

C.P. Roberto Danel Díaz
Chairman of the Audit Committee

Statutory auditor's report

(TRANSLATION FROM THE ORIGINAL ISSUED IN SPANISH)

Mexico City, February 4, 2005

To the Stockholders of
Grupo Herdez, S.A. de C.V.

In our capacity as Statutory Auditors, and in compliance with article 166 of the Corporations Law and the company's bylaws, we hereby submit our report on the veracity, sufficiency and reasonableness of the balance sheet and the statements of income, of changes in stockholders' equity and of changes in financial position, prepared by and under the responsibility of the company's management, presented to you by the Board of Directors concerning the company's operations for the year ended December 31, 2004.

We have attended the shareholders' and Board of Director's meetings and the audit committee meetings to which we have been summoned and we have obtained from the directors and administrators all the information on operations, documentation and records we considered it necessary to examine.

We have carefully reviewed the audit report of date February 4, 2005 issued by the company's external auditors, PricewaterhouseCoopers, in connection with the examination which they carried out, in accordance with generally accepted auditing standards, of the financial statements prepared by the company's management. This report refers to the following matters:

a) The provisions of Statement C-15, "Impairment in the value of long-lived assets and their disposal" issued by the Mexican Institute of Public Accountants, went into effect on January 1, 2004. The company and its subsidiaries calculated the impairment of their long-lived assets at January 1 and December 31, 2004, and determined an initial net tax effect of Ps90,850,000 charged to income for the year. Additionally, at the end of the year, the company determined a reversal with an effect of Ps30,000,000, both are shown separately in the statement of income.

b) In 2004 the company and its subsidiaries adopted the guidelines of Statement C-8, "Intangible Assets", issued by the Mexican Institute of Public Accountants, which requires intangible assets with an indefinite useful life not to be amortized, and intangible assets with a specific useful life to be systematically amortized on the basis of the best estimate of their useful life, determined in accordance with expectations of future economic benefits. Those assets are subject to an annual evaluation of their recoverable value to determine losses from impairment in their value. Adoption of these provisions gave rise to a Ps6,855,000 reduction in the charge to income for the year, because intangible assets with a specific useful life were no longer amortized. Likewise, at December 31, 2004, said assets were subject to the calculation of impairment, which had no effect on income for the year.

c) Also, during 2004 the company and its subsidiaries opted for advance application of the provisions of Statement B-7, "Business Acquisitions", issued by the Mexican Institute of Public Accountants. It recognized the purchase method as the only valuation rule for the acquisition of businesses, and as from the date on which that statement went into effect, eliminated the amortization of goodwill, which was subjected to annual impairment test. The adoption of these provisions gave rise to a Ps15,369,000 reduction in the charge to income for the period.

In our opinion, except for the changes aformentioned, with which we concur, the accounting and reporting policies and criteria followed by the company and applied by management in preparing the financial statements mentioned above, presented to this board are appropriate and adequate and have been applied on a basis consistent with that of the previous year; therefore, such information correctly, fairly and adequately presents the financial position of Grupo Herdez, S.A. de C.V. at December 31, 2004 and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the year then ended, in conformity with generally accepted accounting principles in Mexico.

C.P. Javier Soní Ocampo
Statutory auditor

C.P. José Manuel Rincón Gallardo
Statutory auditor

Report of independent accountants

(TRANSLATION FROM THE ORIGINAL ISSUED IN SPANISH)

Tlalnepantla, Mex., February 4, 2005

To the Stockholders of
Grupo Herdez, S. A. de C. V.

1. We have examined the consolidated and individual balance sheets of Grupo Herdez, S. A. de C. V. and subsidiaries and of Grupo Herdez, S. A. de C. V. (as an individual legal entity) as of December 31, 2004 and 2003, and the related consolidated and individual statements of income, of changes in stockholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

2. As indicated in Note 1 to the financial statements, the provisions of Statement C-15, "Impairment in the value of long-lived assets and their disposal" issued by the Mexican Institute of Public Accountants, went into effect on January 1, 2004. The company and its subsidiaries calculated the impairment of their long-lived assets at January 1 and December 31, 2004, and determined an initial net tax effect of $90,850,000 charged to income for the year. Additionally, at the end of the year, the company determined a reversal with an effect of $30,000,000, both are shown separately in the statement of income.

3. As indicated in Note 1 to the financial statements, in 2004, the company and its subsidiaries adopted the guidelines of Statement C-8, "Intangible Assets", issued by the Mexican Institute of Public Accountants, which requires intangible assets with an indefinite useful life not to be amortized, and intangible assets with a specific useful life to be systematically amortized on the basis of the best estimate of their useful life, determined in accordance with expectations of future economic benefits. Those assets are subject to an annual evaluation of their recoverable value to determine losses from impairment in their value. Adoption of these provisions gave rise to a Ps6,855,000 reduction in the charge to income for the year, because intangible assets with a specific useful life were no longer amortized. Likewise, at December 31, 2004, said assets were subject to the calculation of impairment, which had no effect on income for the year.

4. As also mentioned in Note 1 to the financial statements, in 2004, the company and its subsidiaries opted for advance application of the provisions of Statement B-7, "Business Acquisitions", issued by the Mexican Institute of Public Accountants. It recognized the purchase method as the only valuation rule for the acquisition of businesses, and as from the date on which that statement went into effect, eliminated the amortization of goodwill, which was subjected to annual impairment test. The adoption of these provisions gave rise to a Ps15,369,000 reduction in the charge to income for the period.

5. In our opinion, the aforementioned consolidated and individual financial statements present fairly, in all material respects, the financial position of Grupo Herdez, S. A. de C. V. and subsidiaries and of Grupo Herdez, S. A. de C. V. (as an individual legal entity) at December 31, 2004 and 2003, and the consolidated and individual results of their operations, the changes in their stockholders' equity and in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

Luis A. Martínez Gómez

Consolidated balance sheet

Grupo Herdez, S.A. de C.V. and Subsidiaries
THOUSANDS OF MEXICAN PESOS
(NOTE 1)

Assets	December 31, 2004	2003
CURRENT:		
Cash and marketable securities	Ps 51,799	Ps 70,403
Customers	737,857	917,840
Other accounts receivable	86,763	107,165
Value added tax and income tax recoverable	141,983	
Related parties (Note 3)	13,085	12,225
	979,688	1,182,505
Inventories (Note 4)	1,102,811	1,002,472
Prepaid expenses	67,100	157,532
Total current assets	2,201,398	2,412,912
PROPERTY, PLANT AND EQUIPMENT - Net (Notes 1g. and 5)	1,765,982	1,919,264
INVESTMENT IN ASSOCIATED COMPANIES (Notes 1c. and 6)	86,465	95,176
OTHER ASSETS	272,317	276,002
GOODWILL (Notes 1c. and 6)	217,295	207,704
ACCUMULATED AMORTIZATION	(138,170)	(138,170)
	79,125	69,534
	Ps 4,405,287	Ps 4,772,888

Liabilities and Stockholders' Equity	2004	2003
SHORT-TERM LIABILITIES:		
Bank loans	Ps 372,382	Ps 492,321
Suppliers	495,362	359,833
Other accounts payable and accrued expenses	82,574	91,173
Income tax payable	11,085	12,618
Employees' statutory profit sharing payable	1,922	253
	963,325	956,198
Deferred income tax (Notes 1j. and 10)	280,432	351,088
LONG-TERM LIABILITIES:		
Bank loans (Note 7)	997,735	1,278,773
Accrued seniority premiums (Note 1k.)	26,629	21,219
	1,024,364	1,299,992
Total liabilities	2,268,121	2,607,278
STOCKHOLDERS' EQUITY (Note 9):		
Capital stock		
Nominal value	422,715	421,392
Restatement increment	431,031	430,204
	853,746	851,596
Retained earnings	2,681,584	2,690,528
Capital stock subscription premiums	198,087	198,087
Deficit in the restatement of capital	(2,203,933)	(2,115,020)
Accumulated deferred income tax effect	20,814	20,814
	696,552	794,409
MINORITY INTEREST	586,868	519,605
	2,137,166	2,165,610
COLLATERAL GRANTED (Note 11)	Ps 4,405,287	Ps 4,772,888

The accompanying twelve notes are an integral part of these financial statements.


HERDEZ

Consolidated statements of income

Grupo Herdez, S.A. de C.V. and Subsidiaries
THOUSANDS OF MEXICAN PESOS
(NOTE 1)

	Year ended December 31, 2004	2003
Net sales	Ps 5,449,472	Ps 5,361,973
Costs and expenses:		
Cost of sales	3,419,895	3,254,902
Selling expenses	809,012	752,400
Administrative expenses	245,978	268,470
Advertising expenses	554,674	716,442
Amortization of goodwill (Note 1c.)		15,481
Amortization of patents and trademarks (Note 1h.)		9,733
	5,029,559	5,017,428
Operating income	419,913	344,545
Other expenses	(13,715)	(12,036)
Reversal of the impairment loss (Note 5)	30,000	
Comprehensive financing cost:		
Interest paid - Net	124,690	122,900
Exchange (gain) loss - Net	(4,527)	13,854
Gain on net monetary position	(37,342)	(27,104)
	82,821	109,650
Income before income tax, equity in net income of associated companies and minority interest	353,377	222,859
Provisions for (Note 10):		
Income tax	116,761	127,070
Deferred income tax	540	(49,777)
Employees' statutory profit sharing	1,900	
	119,201	77,293
Income before equity in net income of associated companies and minority interest	234,176	145,566
Equity in net income of associated companies	10,546	9,788
Profit before extraordinary items and effect of change in accounting principle	244,722	155,354
Extraordinary items (Note 12)	(42,000)	
Profit before the effect of change in accounting principle	202,722	155,354
Effect of change in accounting principle (Note 5)	(90,850)	
Consolidate net income	111,872	155,354
Minority interest	(124,767)	(95,489)
Net (loss) income of majority shareholders	Ps (12,895)	Ps 59,865
Net (loss) income per share (Note 1p.)	Ps (0.031)	Ps 0.141


GRUPO
HERDEZ

The accompanying twelve notes are an integral part of these financial statements.

Statements of changes in stockholders' equity

For the two years ended December 31, 2004 and 2003

Grupo Herdez, S.A. de C.V. and Subsidiaries
THOUSANDS OF MEXICAN PESOS
(NOTE 1)

	Capital stock	Retained earnings	Capital stock subscription premiums	Deficit in the restatement of capital	Accumulated deferred income tax effect (Notes 1j. and 10)	Minority interest
Balances at January 1, 2003	Ps 852,364	Ps 2,700,283	Ps 198,087	Ps (2,040,883)	Ps 20,814	Ps 536,848
Share reacquisition (Note 9)		(5,192)				
Capital reductions by share reacquisition (Note 9)	(1,504)	1,504				
Placement of shares		3,177				
Capital increase resulting from the placement of shares	736	(736)				
Dividends paid (Note 9)		(68,373)				(108,009)
Comprehensive income 2003 (Note 1q.)		59,865		(74,137)		90,766
Balances at December 31, 2003	851,596	2,690,528	198,087	(2,115,020)	20,814	519,605
Share reacquisition (Note 9)		(111)				
Capital reductions by share reacquisition	(23)	23				
Placement of shares		6,212				
Dividends paid (Note 9)						(52,635)
Capital increase resulting from the placement of shares	2,173	(2,173)				
Comprehensive income 2004 (Note 1q.)		(12,895)		(88,913)		119,898
Balances at December 31, 2004	Ps 853,746	Ps 2,681,584[1]	Ps 198,087	Ps (2,203,933)	Ps 20,814	Ps 586,868

[1] Includes Ps87,272 and Ps84,324 of statutory legal reserve at December 31, 2004 and 2003.

The accompanying twelve notes are an integral part of these financial statements.


GRUPO
HERDEZ

Consolidated statements of changes in financial position

Grupo Herdez, S.A. de C.V. and Subsidiariess
THOUSANDS OF MEXICAN PESOS
(NOTE 1)

	Year ended December 31, 2004	2003
Operation:		
Profit before extraordinary items and effect of change in accounting principle	Ps 244,722	Ps 155,354
Extraordinary items	(42,000)	
Effect of change in accounting principle	(90,850)	
Net income	111,872	155,354
Charges (credits) to income not affecting resources:		
Equity in net income of associated companies	(10,546)	(9,788)
Depreciation	114,100	102,993
Deferred income tax	540	(49,777)
Amortization of goodwill, patents and trademarks		25,213
Effect of change in accounting principle	90,850	
	306,816	223,995
Net change in inventories, other assets, accounts receivable and payable	170,547	(240,292)
Resources provided by (used in) operations	477,363	(16,297)
Financing:		
Dividends paid to minority interest	(52,635)	(108,009)
Dividends paid to stockholders majority		(68,373)
Bank loans (paid) received - Net	(396,450)	283,690
Resources (used in) provided by financing activities	(449,085)	107,308
Investment:		
Increase of capital stock in associated companies		(34,349)
Reacquisition of shares	(111)	(5,192)
Placement of shares	6,212	3,177
Acquisition of fixed assets	(52,983)	(151,310)
Resources used in investment activities	(46,882)	(187,674)
Decrease in cash and marketable securities	(18,604)	(96,663)
Cash and marketable securities at beginning of year	70,403	167,066
Cash and marketable securities at end of year	Ps 51,799	Ps 70,403

The accompanying twelve notes are an integral part of these financial statements.

Balance sheet

Grupo Herdez, S.A. de C.V.
THOUSANDS OF MEXICAN PESOS
(NOTE 1)

Assets		December 31, 2004		2003
CURRENT:				
Cash and marketable securities	Ps	8,161	Ps	1,587
Other accounts receivable		721		63
Related parties (Note 3)		188,904		78,183
Value added tax and income tax recoverable		702		375
Total current assets		198,488		80,208
MACHINERY AND EQUIPMENT - Net (Note 5)		6,877		9,116
INVESTMENT IN SUBSIDIARIES AND ASSOCIATED COMPANIES (Notes 1c. and 6)		1,588,785		1,694,419
GOODWILL (Notes 1c. and 6)		215,769		206,065
ACCUMULATED AMORTIZATION		(137,479)		(137,479)
		78,290		68,586
DEFERRED INCOME TAX (Notes 1j. and 10)		37,471		43,272
	Ps	1,909,911	Ps	1,895,601
Liabilities and Stockholders' Equity				
SHORT-TERM LIABILITIES:				
Bank loans	Ps	24,000	Ps	40,720
Income tax payable		217		1,352
Other accounts payable		12,406		11,374
Total short-term liabilities		36,623		53,446
LONG-TERM LIABILITIES:				
BANK LOANS (Note 7)		322,990		196,150
STOCKHOLDERS' EQUITY (Note 9):				
Capital stock				
Nominal value		422,715		421,392
Restatement		431,031		430,204
		853,746		851,596
Retained earnings		2,681,584		2,690,528
Capital stock subscription premiums		198,087		198,087
Deficit in the restatement of capital		(2,203,933)		(2,115,020)
Accumulated deferred income tax effect		20,814		20,814
		696,552		794,409
COLLATERAL GRANTED (Note 11)	Ps	1,909,911	Ps	1,895,601

The accompanying twelve notes are an integral part of these financial statements.

Statement of income

Grupo Herdez, S.A. de C.V.
THOUSANDS OF MEXICAN PESOS
(NOTE 1)

	Year ended December 31, 2004		2003
Equity in net income of subsidiaries	Ps 4,164	Ps	84,319
Operating expenses:			
Administrative expenses	(9,429)		6,327
Amortization of goodwill (Note 1c.)			12,889
	(9,429)		(19,216)
Operating (loss) income	(5,265)		65,103
Other income (expenses)	4,283		(282)
Comprehensive financing cost:			
Interest paid - Net	16,355		13,390
Exchange loss - Net	(1,621)		1,814
Gain on net monetary position	(9,798)		(5,946)
	4,936		9,258
(Loss) income before the following provision	(5,918)		55,563
Provision for deferred income tax (Note 10)	6,977		(4,302)
Net (loss) income	Ps (12,895)	Ps	59,865
Net (loss) income per share	Ps (0.031)	Ps	0.141

The accompanying twelve notes are an integral part of these financial statements.

Statement of changes in financial position

Grupo Herdez, S.A. de C.V.
THOUSANDS OF MEXICAN PESOS
(NOTE 1)

	Year ended December 31,	
	2004	2003
Operation:		
Net (loss) income	Ps (12,895)	Ps 59,865
Charges (credits) to income not affecting resources:		
Equity in net income of subsidiaries net of dividends received (Ps50,100 and Ps107,994) in the year 2004 and 2003, respectively	45,936	23,674
Depreciation	2,239	2,239
Amortization of goodwill		12,889
Deferred tax	6,977	(4,302)
	42,257	94,365
Net change in accounts receivable and payable	(114,404)	(63,298)
Resources (used in) provided by operations	(72,147)	31,067
Financing:		
Dividends paid to stockholders		(68,373)
Loans received - Net	110,120	74,450
Resources provided by financing activities	110,120	6,077
Investment:		
Increase of capital stock in associated companies	(37,500)	(34,348)
Reacquisition of shares	(111)	(5,192)
Placement of shares	6,212	3,177
Resources used in investment activities	(31,399)	(36,363)
Increase in cash and marketable securities	6,574	781
Cash and marketable securities at beginning of year	1,587	806
Cash and marketable securities at end of year	Ps 8,161	Ps 1,587

The accompanying twelve notes are an integral part of these financial statements.

Grupo Herdez, S.A. de C.V.
FIGURES STATED IN THOUSANDS OF MEXICAN PESOS OF DECEMBER 31, 2004 PURCHASING POWER
(EXCEPT CHANGE RATES)

NOTE 1 - BASIS FOR CONSOLIDATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The main activities of the company are the establishment, organization, acquisition and promotion of all types of businesses and manufacturing concerns. The company has not employees. The consolidated financial statements include those of Grupo Herdez, S. A. de C. V. (Grupher) and the following subsidiaries:

Company	%	Activity
Herdez, S.A. de C.V. (Herdez)	100%	Manufacture, production, purchase and sale of canned foods and cosmetics, importation and exportation of goods and services, rendering of administrative, accounting, distribution and real estate services. Additionally, it is the majority shareholder of Arpons, S.A. de C.V. (Arpons) 100%, Herimex, S. A. de C. V. (Herimex) 51%, Herport, S. A. de C. V. (Herport) 50%, Hersail, S. A. de C. V. (Hersail) 50%, Grupo Inmobiliario (real estate companies) 100% and Herdez Europa 90%.
Grupo Búfalo, S.A. de C.V. (Grupo Búfalo)	100%	Incorporation, organization, acquisition and promotion of all type of businesses and manufacturing concerns, as well as the purchase and sale of foodstuffs.
Yavaros Industrial, S. A. de C. V. (Yavaros)	100%	Fishing and marine trapping, gathering of agricultural products, industrialization, processing and marketing of marine and agricultural products.
Compañía Comercial Herdez, S.A. de C.V. [1]		Purchase and sale of canned foods, cosmetics andimportation and exportation of goods.
Alimentos Deshidratados del Bajío, S. A. de C. V. (ADB)	100%	Manufacturing, sale and distribution of onion, garlic, vegetable and dehydrated products and holds the 24% of Fórmula Alimenticia, S.A. de C.V.
Almacenadora Herpons, S.A. de C.V. (Almacenadora Herpons)	100%	Construction, acquisition and organization of offices and warehouses for the storage of all kind of goods.
Hersea, S.A. de C.V (Hersea).	100%	Tuna fishing.
Miel Carlota, S.A. de C.V. (Miel Carlota)	95%	Purchase and sale of honey and related products.
Hormel Alimentos, S.A. de C.V. (Hormel Alimentos)	50%	Purchase, sale, production, distribution, importation and exportation of canned foods.
McCormick de México, S.A. de C.V. (McCormick)	50%	Production of canned foods.
Sociedad de Desarrollo Agrícola H. P., S.A. de C.V (SDA)	95%	Agricultural, agribusiness and forestry.
Barilla México, S.A. de C.V. (Barilla México)	50%	Purchase, importation, sale and distribution of pasta.
Fábrica de Envases del Pacífico, S. A. de C. V. (FEPSA)	50%	Manufacture, production and sale of cann food

[1] The company incorporated on December 1, 2004 as a result of the spin-off from Herdez on that same date. The capital stock is $32,667.


GRUPO
HERDEZ

The financial statements have been prepared by applying accounting principles generally accepted in Mexico, and include the following significant accounting policies, including concepts, methods and criteria relative to the recognition of effects of inflation on the financial information.

a. The financial statements are stated in thousands of Mexican pesos (Ps) of constant purchasing power as of December 31, 2004.

b. All significant intercompany transactions are eliminated for consolidation purposes. The individual financial statements of Grupher as of December 31, 2004 and 2003 are included, in which the investment in subsidiaries (eliminated from consolidation against stockholders' equity of the subsidiaries) is valued by the equity method. Consolidation was carried out on the basis of the audited financial statements of the subsidiaries.

c. Up to December 31, 2003, Grupher and subsidiaries recorded the net book value of acquired shares by means of systematic charges to income for the period over a term of 15 years. However, as from 2004, they opted for advance application of the provisions of Statement B-7, "Business Acquisitions", which establish the purchase method as the only valuation rule for the acquisition of a business. Statement B-7 modifies the accounting treatment of goodwill, eliminating amortization as from the date on which the statement went into effect, and subjecting it to annual impairment rules. Likewise, it provides specific rules for the acquisition of a minority interest and the transfer of assets or the exchange of shares between entities belonging to the same interest group.

d. Marketable securities are stated at cost, which approximates market value.

e. Inventories are expressed at the last purchase price or production cost, which does not exceed market. Cost of sales is determined by the last-in first-out method.

f. Property, plant and equipment and the related accumulated depreciation are restated by applying the National Consumer Price Index (NCPI) in accordance with the Fifth Series of Amendments to Statement B-10 of the Mexican Institute of Public Accountants (MIPA), in the specific case of some fixed asset, they are restated limited to their market value.

   The value of those assets is subject to an annual impairment evaluation. (See Notes 1g. and 5.)

g. Grupher and subsidiaries adopted the provisions of Statement C-15, "Impairment in the value of long-lived assets and their disposal", issued by the Mexican Institute of Public Accountants, which establishes criteria for the identification and, when applicable, the recording of impairment losses or the reduction in value of long-lived tangible and intangible assets, including goodwill. The Grupher and subsidiaries calculations resulting from adoption for the guidelines of that statement at January 1 and December 31, 2004 gave rise to an initial tax effect of Ps90,850, charged to income for the period. Additionally, at the end of the period, a credit effect on income for the period was determined as a result of a reversal, whose effect was Ps21,300. (See Note 5).

h. Up to December 31, 2003, Grupher and subsidiaries recorded trademark rights by restating them on the basis of NCPI factors, and amortized them at annual rates. At December 31, 2004 and 2003, they are shown under other assets in the balance sheet. As from the period ended on December 31, 2004, Grupher and subsidiaries adopted the guidelines established in Statement C-8, "Intangible Assets", and no longer amortized intangible assets corresponding to the trademarks, which were subjected to impairment studies based on expectations for future economic benefits. As a result of those studies, at December 31, 2004, there was no effect to be recorded in income for the period.

i. The company's liabilities and liability provisions recorded in the balance sheet represent present obligations whose settlement is likely to require the use of economic resources. Those provisions have been entered into the accounting records as per management's best reasonable estimation to cover the present obligations. However, actual results could differ from the provisions recorded.

j. Income tax is recorded by the comprehensive method of assets and liabilities, which, in principle, recognizes deferred income tax on all differences between the book and tax values of assets and liabilities.

k. Seniority premiums to which employees are entitled upon termination of employment after 12 years of service, in accordance with the collective labor contract, are recognized as expenses for the year in which the corresponding services are rendered, through contributions to an irrevocable trust fund, based on actuarial studies.

The aforementioned plans are calculated based on the projected unit credit method. Below there is a summary of the main financial data for said plans at December 31, 2004 and 2003.

	December 31,			
		2004		2003
Projected benefit obligation	Ps	(75,627)	Ps	(70,413)
Plan assets at market value		16,059		11,830
Unamortized prior service cost		29,093		31,559
Unamortized variation in assumptions and actuarial adjustments		3,846		5,805
Projected net liability	Ps	(26,629)	Ps	(21,219)
Accumulated benefit obligation	Ps	(58,009)	Ps	(53,142)
Unamortized transition liability	Ps	(31,380)	Ps	(31,923)
Net cost for the period	Ps	10,177	Ps	9,751

The transition liability is amortized by the straight-line method over the average remaining useful lives of the employees expected to receive the benefits approximately 16 years.

Other compensations based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, are charged to income in the year in which they become payable.

l. Transactions in foreign currency are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in such currencies are stated at the Mexican peso equivalents resulting from applying the year-end rates. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet dates, are charged or credited to income.

m. The gain or loss on net monetary position represents the effects of inflation, as measured in terms of the NCPI, on monthly net monetary assets and liabilities during the year.

n. The capital stock, subscription premiums and retained earnings represent the value of these items in purchasing power at the end of the year, as measured in terms of the NCPI.

The premium on share subscription represents the difference between the payment for subscribed shares and the nominal value of those shares.

o. The deficit in the restatement of capital is represented by the cumulative result on net monetary position and the result from holding non monetary assets which represents the amount by which the increase in the restated value of these assets, applying specific costs, exceeded or fell short of inflation, measured in terms of the NCPI.

p. Net income per share is determined based on the weighted average of shares in circulation in accordance with Statement B-14 issued by the MIPA.

q. Comprehensive income is represented by the net income plus the gain or loss from holding non-monetary assets, the translation adjustment arising in connection with foreign subsidiaries, and items required by specific accounting standards to be reflected in stockholders' equity but which do not constitute capital contributions, reductions or distributions. It is restated on the basis of NCPI factors.

Comprehensive income for the years ended December 31, 2004 and 2003, is analyzed as follows:

	December 31, 2004			
	Retained earnings	Deficit in the restatement of capital	Minority interest	Comprehensive income
Net (loss) income	Ps (12,895)		Ps 124,767	Ps 111,872
Loss from holding nonmonetary assets		Ps (88,913)	(4,869)	(93,782)
	Ps (12,895)	Ps (88,913)	Ps 119,898	Ps 18,090

	December 31, 2003			
Net income	Ps 59,865		Ps 95,489	Ps 155,354
Loss from holding nonmonetary assets		Ps (74,137)	(4,723)	(78,860)
	Ps 59,865	Ps (74,137)	Ps 90,766	Ps 76,494

NOTE 2 - FOREIGN CURRENCY:

At December 31, 2004, the exchange rate was Ps11.15 to the US dollar (Ps11.23 at December 31, 2003). At February 4, 2005, date of issuance of the audited financial statements the exchange rate was Ps11.16.

The information which follows is expressed in thousands of US dollars, since this is the currency in which most of the company's and subsidiaries' foreign currency transactions are carried out.

At December 31, 2004 and 2003, the company and its subsidiaries had the following US dollar monetary assets and liabilities:

	Consolidated		Grupher	
	2004	2003	2004	2003
Assets	US 6,481	US 11,602	US 39	US 46
Liabilities	(29,963)	(38,263)	(20,000)	(9,900)
Net short position	US (23,482)	US (26,661)	US (19,961)	US (9,854)

At December 31, 2004 and 2003, the company and its subsidiaries had the following position with respect to nonmonetary assets of foreign origin or whose replacement cost can be determined only in dollars:

	Consolidated		Grupher	
	2004	2003	2004	2003
Inventories	US 6,822	US 5,337		
Machinery and equipment	100,772	103,012	US 1,938	US 1,938
	US 107,594	US 108,349	US 1,938	US 1,938


GRUPO
HERDEZ.

Following is a summary of items exported and imported by the subsidiaries (excluding machinery and equipment for their own use), together with the related income and expenses, in dollars:

	Year ended December 31,			
		2004		2003
Exports of merchandise	US	30,854	US	32,290
Imports of finished goods		(14,978)		(13,395)
Technical services and royalties		(8,908)		(8,886)
Interest expenses		(626)		(978)
Royalty income		917		832
Net	US	7,259	US	9,863

NOTE 3 - ANALYSIS OF BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

Following are shown the main balances and transactions with the parent company and subsidiaries at December 31, 2004 and 2003.

	Consolidated				Grupher			
		2004		2003		2004		2003
Accounts receivable (payable):								
Hechos con Amor, S. A. de C. V.	Ps	(3,829)	Ps	16,943	Ps	3,002	Ps	8,383
Créame, S. A. de C. V.		(308)		1,084				
Herdez Corporation		1,709		1,574				
Herimex Corporation		1,246		1,273				
Empresas H. P., S. A. de C. V.		202		1,145				
Yavaros Industrial, S. A. de C. V.						30,634		70,902
Herdez, S. A. de C. V.						156,519		378
Corporativo Cinco, S. A. de C. V.		282		(1,792)				
McCormick and Company, Inc.		(19,459)		(17,590)		559		593
Herflot, S. A. de C. V.		(3,661)		(521)				
Herflot Tijuana, S. A. de C. V.		71		2,762				
Barilla Alimentare		(4,560)		(14,562)				
Others - Net		41,392		21,909		(1,810)		(2,073)
	Ps	13,085	Ps	12,225	Ps	188,904	Ps	78,183

	Year ended December 31,							
	Consolidated				Grupher			
		2004		2003		2004		2003
Transactions:								
Sale (purchase) of fixed assets	Ps	(8,500)	Ps	2,307				
Interest gain		2,313		1,298	Ps	9,727	Ps	4,096
Interest expense				(4)		(8,842)		(2,718)
Service income		18,459		17,899		3,865		946
Rent expense		(38,172)		(39,675)				
Contract work income		(5,920)		(5,905)				
Administrative services		(129,267)		(143,652)				
Freight services		(18,973)		(15,812)				
Packaging services		(18,352)		(18,370)				
Purchase of labels and others materials		(76,656)		(73,213)				
	Ps	(275,068)	Ps	(275,127)	Ps	(4,750)	Ps	(2,324)

At December 31, 2004 and 2003, the total amounts above-mentioned represent 5% and 6% of overall income and overall assets, respectively.



NOTE 4 - ANALYSIS OF INVENTORIES:

	December 31, 2004	2003
Finished goods	Ps 535,100	Ps 448,409
Work in process	12,848	16,302
Raw and packaging materials	229,359	227,902
Inventory in the hands of consignee	280,783	269,315
Spare parts	44,721	40,544
	Ps 1,102,811	Ps 1,002,472

NOTE 5 - ANALYSIS OF PROPERTY, PLANT AND EQUIPMENT:

	Consolidated		Grupher	
	2004	2003	2004	2003
Buildings	Ps 664,503	Ps 653,369		
Machinery and equipment	1,652,211	1,768,743	Ps 22,395	Ps 22,395
Furniture and fixtures	76,699	68,923		
Transportation and stowing equipment	69,795	63,337		
Electronic equipment	57,311	47,019	6,996	7,356
Beehives		3,959		
	2,520,519	2,605,350	29,391	29,751
Less - Accumulated depreciation	(1,041,643)	(1,124,800)	(22,514)	(20,635)
	1,478,876	1,480,550	6,877	9,116
Land	217,133	260,042		
Constructions in progress, machinery in transit and advances to suppliers	69,973	178,672		
	Ps 1,765,982	Ps 1,919,264	Ps 6,877	Ps 9,116

At December 31, 2004, as a result of adopting the provisions of Statement C-15, "Impairment in the value of long-lived assets and their disposal", Grupher and subsidiaries recognized and recorded an initial effect of Ps129,786 for impairment in the fixed assets. Additionally, at the end of the period, a reversal of Ps30,000 before income tax was recognized and recorded.

Below are the above-mentioned effects, by cash-flow-generating entity:

	Value of assets	Impairment loss	Reversal (loss) of the impairment	Value of assets at December 31, 2004
Buildings	$ 689,106	($ 55,603)	$ 31,000	$ 664,503
Machinery and equipment	1,683,324	(36,505)	5,392	1,652,211
Furniture and fixtures	76,699			76,699
Transportation and slowing equipment	69,795			69,795
Electronic equipment	57,311			57,311
Land	261,203	(37,678)	(6,392)	217,133
Construction in progress, machinery in transit and advance to suppliers	69,973			69,973
	$ 2,907,411	($ 129,786)	$ 30,000	$ 2,807,625

Recognition of the initial loss from impairment was the result of the significant reduction in the market value of the assets. Additionally, the reversal presented in the calculations at the year-end closing are almost entirely due to the fact that as from the second quarter of 2004, Grupher management modified the mix of its investments in advertising and promotion for the following year, but increased its participation and activity in different points-of-sale, which had a favorable effect on studies of future cash flows.

At December 31, 2004, three ships are under straight leasing agreements. Rent payments for two of the ships are 270,844 dollars, and 144,580 dollars for the third ship. Payments are made on a quarterly basis, and the lease agreement expired in May and November 2007 and 2010, respectively.

NOTE 6 - INVESTMENT IN SUBSIDIARIES AND ASSOCIATED COMPANIES:

Company [1]	Equity	Total	Goodwill
Consolidated subsidiaries:			
Herdez	100%	Ps 215,642	
Compañía Comercial Herdez	100%	429,908	
McCormick	50%	372,055	
Yavaros	100%	1,323	
Grupo Búfalo	100%	115,128	Ps 116,903
ADB	100%	34,759	15,512
Almacenadora Herpons	100%	63,830	23,132
Miel Carlota	95%	16,612	20,047
Hormel Alimentos	50%	66,625	531
Hersea	100%	17,193	
SDA	95%	24,884	
Barilla Mexico	50%	151,507	
Associated companies		79,319	39,644
		Ps 1,588,785	Ps 215,769
Associated companies of the subsidiaries		Ps 7,146	Ps 1,526

[1] The financial statements of these companies have been examined by external auditors.

NOTE 7 - BANK LOANS:

Bank loans at December 31, 2004 are analyzed as follows:

Maturity	Average interest rate	Consolidated	Grupher
2006			
Mexican pesos	9.86%	Ps 12,500	
2007			
Mexican pesos	10.16%	280,000	
Dollars	4.91%	33,449	Ps 100,000
2008			
Mexican pesos	8.78%	425,250	
Dollars	3.63%	246,536	222,990
Total long-term loan		Ps 997,735	Ps 322,990

Some loan agreements contain certain obligations for one of the subsidiaries. At December 31, 2004, the subsidiary is in compliance with those covenants.


GRUPO
HERDEZ

NOTE 8 - FINANCIAL INFORMATION BY SEGMENT:

Group management issues internal financial information that is used as a base for evaluations and decision-making. Below is the information on sales made abroad, by geographical segment:

	December 31,			
	2004		2003	
	Mexico	USA	Mexico	USA
Net sales	Ps 5,097	Ps 353	Ps 4,989	Ps 377
Operating income	392	28	321	17
Net income	(13)	0	55	4
Depreciation and amortization	107	7	119	78
EBITDA	499	35	442	730
Total assets	4,321	84	4,472	300
Total liabilities	2,121	147	2,496	164

NOTE 9 - STOCKHOLDERS' EQUITY:

At the General Ordinary Stockholders' meeting held on March 19, 2003, it was agreed to pay dividends amounting to Ps68,373 (Ps63,247 nominal value).

Dividends are free from income tax if paid from the after-tax earnings account (CUFIN) and are subject to tax of from 4.62% to 7.69% if they arise from the reinvested CUFIN. Dividends exceeding the CUFIN are subject to tax equivalent to 49.25%, 42.85%, 40.84% and 38.91% if paid in 2004, 2005, 2006 and 2007, respectively. The tax is payable by the company and may be credited against its income tax in the same year or the following two years. Dividends paid from previously taxed profits are not subject to tax withholding or additional tax payment.

In capital reductions, the excess of capital stock over capital contributions, the latter restated in accordance with the procedures specified in the IT Law, are accorded the same tax treatment as dividends.

Below are the nominal value and restatement increment of stockholders' equity components other than capital stock:

	Nominal value	Restatement increment
Retained earnings	Ps 1,251,019	Ps 1,430,565
Subscription premiums	Ps 43,572	Ps 154,515

During 2004 and 2003, the company repurchased 22,300 and 1,384,400 shares, respectively, of current shares which it had on the Mexican Stock Market for Ps111 (Ps107 nominal value) and Ps5,192 (Ps4,777 nominal value), respectively, which means that Ps23 (Ps22 nominal value) and Ps1,504 (Ps1,385 nominal value), were reduced from the capital stock at December 2004 and 2003.

The capital stock subscribed and paid amounts to Ps422,715 plus a restatement increment of Ps431,031 to express it in Mexican pesos of purchasing power as of December 31, 2004, and is represented by 422,446,363 registered common shares with no par value.

NOTE 10 - INCOME TAX (IT), ASSET TAX (AT), EMPLOYEES' STATUTORY PROFIT SHARING (ESPS) AND TAX LOSS CARRYFORWARDS:

The company and its subsidiaries have been authorized by the Treasury Department to file consolidated IT and AT returns.

The IT and ESPS are not proportional to the results before these entries, due basically to permanent differences which mostly arise from recognition of the effects of inflation on different bases for accounting and tax purposes, nondeductible expenses and depreciation on revaluation values.

As a result to the amendments to the IT Law approved on November 13, 2004, the IT rate will be 30%, 29% and 28% in 2005, 2006 and 2007, respectively.


GRUPO
HERDEZ

At December 31, 2004 and 2003, the main temporary differences on which deferred IT is recorded are as follows:

	2004		2003	
	Consolidated	Grupher	Consolidated	Grupher
Estimation for valuing assets and liabilities	Ps (2,646)	Ps (22,491)	Ps (42,440)	Ps (22,491)
Inventories	(1,079,760)		(922,756)	
Fixed assets - Net	(604,343)	(3,436)	(719,961)	(4,730)
Advance expenses	(63,567)		(149,067)	
Excess in cost of shares	115,678	137,479	115,586	137,478
Royalties payable abroad	20,966		19,617	
Unamortized tax losses	315,564	10,138	376,351	12,970
Others	25,069		10,466	
	(1,273,039)	121,690	(1,312,204)	123,227
IT rate	29%	29%	33%	33%
	(369,181)	35,290	(433,027)	40,665
Recoverable AT	106,840	2,181	86,206	2,607
Deferred tax	(262,341)	37,471	(346,821)	43,272
Deferred tax arising from reinvested tax profit	(18,091)		(4,267)	
Total deferred taxes	Ps (280,432)	Ps 37,471	Ps (351,088)	Ps 43,272

The company determined tax losses of Ps9,382 and Ps12,970, for the years ended December 31, 2004 and 2003, respectively.

The company incurred in individual AT of Ps2,181 in the year ended December 31, 2004.

NOTE 11 - COLLATERAL GRANTED:

At December 31, 2004 and 2003, Grupher and a subsidiary are guaranteeing bank loans of certain subsidiary and affiliated companies amounting to Ps1,370,117 and Ps1,771,093, respectively.

NOTE 12 - EXTRAORDINARY ITEMS:

As a result of the steps taken by Grupher management in order to make operations and future economic results more efficient, certain operations were identified in 2004, which, after a number of analyses, were considered not to be generating the originally expected results. Management therefore decided to suspend and/or cancel those operations, which are shown in the statement of income as extraordinary items, in view of the fact that they are not considered usual or frequent. Below are extraordinary items net of income tax:

Cancellation of agricultural operations	Ps	40,000 [1]
Effect of suspending subsidiary operations		20,000 [2]
		60,000
Income tax rate		30%
Income tax	Ps	18,000
Extraordinary item net of income tax	Ps	42,000

[1] Corresponds to recognition of the cancellation of operations pertaining to fruit plantations, since those operations failed to generate generally expected results. It was therefore decided to discontinue those operations.

[2] Management decided to suspend the operations of the subsidiary Herdez Europa, S. A., due to the low level of activities.


GRUPO HERDEZ.

Additional information

BMV ticker symbol: Herdez*

ADR Level 1 25:1
Market: OTC
Symbol: GUZBY
Cusip: 40050P109

Depositary Bank
The Bank of New York
Shareholder Relations
Church Street Station
P.O. Box 11258
New York, N.Y. 10286-1258
Tel.: 1-888-643-4269
Toll free number: 1-888-BNY-ADRS
email: shareowner-svcs@bankofny.com
web address: http://www.stockbny.com/

Investor relations
Angélica Piña Garnica
apg@herdez.com.mx
Tel. 5201-5655 ext. 1085

E-mails

sales:
ventas@herdez.com.mx

purchasing:
compras@herdez.com.mx

foreign commerce:
eximp@herdez.com.mx

human resources:
rechum@herdez.com.mx

investor relations:
invrel@herdez.com.mx

advertising and communications:
publicidad@herdez.com.mx

Internet websites
www.grupoherdez.com.mx
www.herdez.com
www.fundacionherdez.com.mx

HERDEZ

GRUPO HERDEZ.

Corporate Headquarters
Monte Pelvoux 215
Col. Lomas de Chapultepec
C.P. 11000 México, D.F.
Tel. 5201 5655


Con renovada
confianza...

“El propósito de Grupo Herdez está encaminado a poner al alcance de los consumidores, principalmente en los mercados de México y Estados Unidos, alimentos y bebidas de calidad, con marcas de prestigio y valor crecientes.”

Indice



Vamos por nuestros **siguientes 90 años.**

Principales marcas y productos


HERDEZ
HERDEZ
HERDEZ
HERDEZ

Marcas propias:

Herdez: Salsas caseras, champiñones, legumbres, frutas, jugos y néctares, jugo 8 verduras, atún en aceite, atún en agua y especialidades.
Búfalo: Salsas picantes y caseras, aceitunas y vinagre.
Doña María: Mole, frijoles y salsas para guisar.
Carlota: Miel de abeja, jarabe de maple y miel de maíz para bebé.
Festín: Bebida de frutas.
Yavaros: Sardinas y pasta de tomate.


McCORMICK

Marcas Asociadas:
McCormick: Mayonesas, aderezos, mostazas, mermeladas, especias y tés.
Hormel: Spam regular, lite, endiablado y de pavo, salchichas tipo viena, carne con frijoles, carne con papas, carne sin frijoles, pavo y jamón en trozos, carnes Herdez como patés, jamones endiablados y salchichas.
Barilla, Yemina y Vesta: Pastas alimenticias en diversas presentaciones y salsas para pasta.
Solo y Solomate: Caldo de pollo y caldo de pollo con tomate, granulado y en cubos.


KIKKOMAN
Teriyaki
KIKKOMAN
Teriyaki
AGRIDULCE
TERIYAKI

Distribuciones:
Kikkoman: Salsa de soya, salsas Teriyaki agridulce y para glasear y salsa con ajo.
Perrier: Agua mineral embotellada de origen.
Heineken: Cerveza.
Morton: Sal yodada, sal yodada fluorada, sal lite y sustituto de sal.

Datos financieros sobresalientes

Expresados en millones de pesos constantes al 31 de diciembre de 2004 (excepto información por acción)

Grupo Herdez	**2004**	**2003**	**Var %**
Ventas Netas	5,449.5	5,362.0	1.6%
Ventas Nacional	5,096.8	5,014.1	1.6%
Ventas Exportación	352.7	347.9	1.4%
Utilidad Bruta	2,029.6	2,107.1	(3.7%)
Margen Bruto	37.2%	39.3%	(2.1) pp
Utilidad de Operación	419.9	344.5	21.9%
Margen de Operación	7.7%	6.4%	1.3 pp
UAFIDA	534.0	472.8	12.9%
Porcentaje a Ventas	9.8%	8.8%	1.0 pp
Utilidad Neta Mayoritaria	(12.9)	59.9	NA
Porcentaje a Ventas	(0.2%)	1.1%	
Activo Total	4,405.3	4,772.9	(7.7%)
Pasivo Total	2,268.1	2,607.3	(13.0%)
Inversión en Activo Fijo	53.0	151.3	(65.0%)
Deuda con costo	1,370.1	1,771.1	(22.6%)
Deuda con costo / UAFIDA	2.6	3.7	(1.1)
Deuda con costo / Capital Contable Consolidado	0.6	0.8	(0.2)
Capital Contable Consolidado	2,137.2	2,165.6	(1.3%)
Millones de acciones en circulación	422	421	
Precio de la acción al cierre del año	5.3	3.8	39.5%



Ventas en valores por unidades de negocio
porcentajes
37.6%
0.3%
6.5%
55.6%
Empresas Herdez
Exportaciones
Empresas Asociadas
Otros
Canales de distribución
porcentajes
46.5%
1.6%
6.5%
3.5%
41.9%
Cadenas de autoservicios
Gobierno
Mayoristas y tiendas de abarrotes
Exportaciones
Otros

Mensaje a nuestros accionistas



Héctor Hernández-Pons Torres
Presidente y Director General

Es para mí motivo de satisfacción presentar los resultados que obtuvo Grupo Herdez durante el año 2004, cuyo balance final considero positivo a pesar de las circunstancias no siempre favorables que enfrentamos a lo largo de esos doce meses.

Nos desempeñamos en un ambiente de negocios con creciente complejidad y una competencia cada vez más agresiva, con clientes exigentes en sus requerimientos y expectativas, y consumidores día a día más conscientes de su capacidad de elección cuando se encuentran ante el anaquel del supermercado o el mostrador de la tienda.

En el lapso que abarca este informe afrontamos una coyuntura de incrementos en costos que nos planteó una problemática particularmente difícil, al no poder repercutir parte de estas presiones en los precios, sin riesgo de afectar nuestra posición de liderazgo en el mercado.

En este contexto, decidimos actuar frontalmente en varios planos.

Entre las medidas adoptadas destacan la disminución de los gastos de operación, una racionalización del portafolio de líneas y productos, una importante reducción de la deuda bancaria y, enmarcando a todo lo anterior, la definición del sentido de dirección de la organización.

Durante el año pasado, los gastos de operación como porcentaje a ventas netas se redujeron en 3.3 puntos porcentuales, al pasar de 32.8% a 29.5%, con especial énfasis en las inversiones en publicidad y promoción, que registraron una disminución de 22.6% con respecto a 2003.

Por otra parte, es importante mencionar que:

- Desincorporamos los activos de la unidad de productos de cuidado personal.
- Suspendimos la operación de Herdez Europa, S.A. por encontrar mejores alternativas de distribución.
- En Yavaros, vendimos dos barcos sardineros de baja capacidad de captura.
- Cerramos algunas operaciones agrícolas relacionadas con la siembra de frutas.

Las ventas netas totales en 2004 ascendieron a $5,449.5 millones, un incremento de 1.6% mientras que las toneladas se mantuvieron prácticamente constantes.


GRUPO
HERDEZ.

El futuro, que vemos con entusiasmo y optimismo, representa para nuestro Grupo un tiempo de oportunidades al que llegaremos como empresa líder en alimentos y bebidas.

La utilidad de operación aumentó 21.9% al pasar de $344.5 a $419.9 millones, gracias a la reducción de 8.7% en los gastos de operación, que compensó en exceso los incrementos en el precio de nuestros insumos.

En consecuencia, la utilidad antes de financieros, impuestos, depreciación y amortización (UAFIDA) alcanzó $534.0 millones, un incremento de 13.0% con respecto al año anterior.

El resultado neto consolidado antes de partidas extraordinarias fue de $244.7 millones, 57.5% mayor al obtenido en 2003.

Sin embargo, el resultado final del ejercicio 2004 fue una pérdida neta por $12.9 millones derivada de cargos no recurrentes por $42.0 millones de pesos relacionados con la suspensión de las operaciones mencionadas anteriormente, así como por una partida de $69.6 millones como consecuencia de los cambios en los principios contables de acuerdo al Boletín C-15 "Deterioro en el Valor de los Activos de Larga Duración" emitido por el Instituto Mexicano de Contadores Públicos, A. C.

Si bien los resultados de operación aún no reflejan los niveles que esperamos, el eficiente manejo de nuestro capital de trabajo aunado a la recuperación de nuestros márgenes, permitieron reducir los pasivos bancarios en $314.0 millones para quedar en $1,370.1 millones, mejorando considerablemente los indicadores financieros del Grupo.

La evolución en Grupo Herdez es un proceso en marcha, que nos llevará a fijar con toda claridad el rumbo a seguir como organización en los años por venir.

De momento, nuestra actividad está centrada en el propósito de poner al alcance de los consumidores, principalmente en los mercados de México y Estados Unidos, alimentos y bebidas de calidad, con marcas de prestigio y valor crecientes.

El futuro, que vemos con entusiasmo y optimismo, representa para nuestro Grupo un tiempo de oportunidades al que llegaremos como empresa líder en alimentos y bebidas, respaldados por la preferencia de los consumidores, con presencia a nivel internacional en mercados y segmentos donde encontremos rentabilidad y potencial de crecimiento, con un excelente equipo humano, tecnología de punta, y nuestro compromiso con el bienestar de la comunidad, el cuidado del medio ambiente y el buen gobierno corporativo.

Con renovada confianza, los invito a que nos acompañen durante los siguientes noventa años.

Héctor Hernández-Pons Torres
Presidente y Director General


Reto:

Fortalecer el valor de nuestras marcas

Ventas netas de salsas y aderezos

millones de pesos


2,499.1
2,670.1
03
04

Acciones:

Dinamismo en el lanzamiento de nuevos productos

Las actividades del Grupo estuvieron encaminadas a desarrollar nuevos productos, presentaciones y extensiones de línea.

Rediseñamos la imagen de la marca Herdez con el fin de estar más cerca de nuestros consumidores.

Estrategias de mercadotecnia

Nuestras inversiones en publicidad y promoción se enfocaron a estrategias regionales y a mayores actividades promocionales en los puntos de venta.

Resultados:

Sólida presencia en el mercado

Incrementamos la participación de mercado en el segmento "Salsas y Aderezos", principalmente en las líneas McCormick.

Logramos mayor presencia de marca en los autoservicios en las diversas categorías en las que participamos.



Reto:

Incrementar la eficiencia operativa del Grupo

Acciones:

Racionalización de la operación:

A lo largo del año eliminamos líneas y productos de bajo volumen o bien, que no cumplían con nuestros objetivos de rentabilidad.

Suspendimos algunos procesos productivos, incluyendo actividades agrícolas relacionadas con frutas.

Desincorporamos activos no estratégicos relacionados con productos de tocador así como dos barcos sardineros con baja capacidad de captura.

Suspendimos las actividades de Herdez Europa por encontrar mejores alternativas de distribución.

Gasto de operación

millones de pesos



1,762.5
1,609.7
03
04

Resultados:

Enfocar nuestros recursos a categorías con potencial de crecimiento y mayor rentabilidad.

Mayores alternativas de respuesta en la cadena de suministro.

Reducción de 7.6% de la fuerza laboral del Grupo.

Incremento en los márgenes operativos a pesar de la presión en los precios de los insumos.

Reto:

Mejorar la situación financiera

Pasivos bancarios

millones de pesos*


1,684.1
1,370.1
03
04

* Pesos nominales de cada año

Acciones

Pasivos con costo

La mayoría de los recursos generados por la operación se destinaron al pago de pasivos bancarios, manteniendo una estructura adecuada en el perfil de nuestra deuda bancaria.

Reducción en los gastos de operación.

Principalmente en los renglones de publicidad y administración.

Eficiente manejo en el Capital de Trabajo

Disminuciones en inventarios y cuentas por cobrar.

Capitalizar inversiones de los últimos años

No se realizaron importantes inversiones de activo fijo en 2004.

Resultados

Estructura financiera más sólida

Sustancial mejora en los indicadores de apalancamiento financiero.

Mejor asignación de los recursos para establecer las bases del crecimiento futuro.

McCORMICK
MAYONESA

Resumen de actividades

Empresas Herdez
Durante 2004 enfocamos nuestros esfuerzos a racionalizar las operaciones de esta unidad, particularmente en la reubicación geográfica de algunos procesos productivos, y a reducir el portafolio de productos para incrementar nuestra capacidad de respuesta así como la rentabilidad.

Eliminamos más de 90 productos de baja rotación o que no cumplían con las utilidades deseadas, para poder atender categorías con mayor productividad y potencial de crecimiento.


HERDEZ
ATUN
HERDEZ
ATUN

Con objeto de estar más cerca de los consumidores jóvenes, rediseñamos la imagen de toda la línea Herdez.

También lanzamos al mercado extensiones de línea y diversos productos con una imagen renovada y mejores presentaciones, incrementando la presencia de nuestros productos en los puntos de venta, destacando:

Tres nuevos sabores de Salsas Caseras Herdez: salsa chipotle, salsa de cinco chiles y salsa de chile de árbol, tanto en presentaciones en lata como en vidrio.

El puré de tomate Herdez con nueva fórmula y los granos de elote blanco y con rajas de chile poblano.

El relanzamiento de los vinagres Herdez y Búfalo, así como la salsa para botanas en nueva presentación.

Los platillos Doña María "listos para servir" como Mole rojo con pollo y Mole verde con pollo, así como los frijoles refritos en nuevo empaque.


HERDEZ
Néctar de
Durazno
HERDEZ
Néctar de
Mango
HERDEZ
Néctar de
Guayaba

Durante el año incrementamos la presencia de nuestros productos en los puntos de venta, principalmente en autoservicios.



Empresas Asociadas

Lo más relevante de 2004 fue el lanzamiento de la nueva "Mayonesa Real McCormick", un producto de excelente calidad diseñado para los consumidores que gustan de una mayonesa de sabor suave y consistencia más cremosa. Las estrategias de publicidad estuvieron dirigidas a incrementar nuestra presencia en las distintas regiones objetivo en las que competimos.

Introdujimos las "Mermeladas reducidas en azúcar" en varios sabores, respondiendo a las tendencias de consumo de alimentos bajos en calorías con buen sabor.


McCORMICK
Real Mayonnaise

Resumen de actividades




Them
Them
Them
Them

Lanzamos "Them", una bebida creada a base de Té negro con una imagen moderna y saludable, apoyándonos en una intensa campaña promocional tanto en medios masivos como en punto de venta.

Comercializadora Herdez
Durante 2004 desarrollamos estrategias específicas por canal de distribución y cliente, mismas que nos ayudaron a estar más cerca de ellos y cubrir sus necesidades, como la administración por categorías en autoservicios.

Mantuvimos un sistema de control de servicio, optimizando la relación con los clientes y satisfaciendo sus necesidades específicas.

Estos esfuerzos continuarán en el 2005, con especial énfasis en el canal mayoreo y detalle, así como el canal institucional.

Desarrollamos estrategias específicas por canal de distribución y cliente, mismas que nos ayudaron a estar más cerca de ellos y cubrir sus necesidades.

Comercio Exterior

Las ventas realizadas al extranjero registraron una ligera disminución en unidades debido a las dificultades en el abasto de productos agrícolas, lo que limitó el potencial de crecimiento en los diversos mercados atendidos. La falta de pesca de sardina disminuyó considerablemente las ventas de este producto en Centroamérica, Canadá y los Estados Unidos.

A pesar de las condiciones adversas prevalecientes, mantuvimos una buena distribución de nuestro portafolio de productos, destacando el buen desempeño de McCormick en Estados Unidos.

Con relación a Europa, suspendimos la operación de nuestra subsidiaria y reestructuramos su operación comercial al encontrar mejores alternativas de distribución. Cabe destacar que los productos Doña María tienen presencia en más de 1,000 puntos de venta en este continente.


Jalapeños
Sliced Jalapeño
Chilli Peppers
Mole
Salsa

Nuestra gente y la comunidad



Fundación
HERDEZ



Nuestra Gente
Grupo Herdez siempre se ha esmerado por que sus relaciones laborales tanto individuales, como colectivas, sean armoniosas y de respeto. Asimismo, ha puesto especial énfasis en otorgar la capacitación necesaria, ya que considera que ésta es una herramienta para lograr mayores niveles de eficiencia y calidad. La capacitación otorgada en el 2004 fue de más de 39,000 horas hombre, que se centraron en áreas productivas y de administración.

Fundación Herdez
De acuerdo con uno de los objetivos de la fundación, el de preservar el acervo histórico de las tradiciones culinarias de México, durante 2004 se realizaron varios eventos destacando los siguientes cursos para adultos: "El arte de hacer tamales" y "Seminario sobre hongos comestibles". Impartimos el taller infantil "Chocolate molinillo" dentro de "El Festival del Centro Histórico de la Ciudad de México" y el curso de verano "El sabor de saber", poniendo al alcance de los niños los sabores y platillos típicos mexicanos.

En el campo de la nutrición se ofrecieron los cursos "Soya, tofu y salud" así como "La mujer y su alimentación", impartido por la Escuela de Dietética y Nutrición del ISSSTE.

Para apoyar la divulgación y el rescate de nuestra cocina mexicana, Fundación Herdez coordinó la publicación de la edición facsimilar de "El Manual de Cocina Michoacana", de Vicenta Torres de Rubio, con el apoyo del Gobierno de Michoacán y la Universidad Michoacana de San Nicolás de Hidalgo.

La Fundación Herdez, consciente de la responsabilidad social para apoyar el bienestar de las personas más desfavorecidas que habitan tanto en nuestro país como en otras naciones hermanas, asumió como todos los años el compromiso de apoyar con alimentos a instituciones de beneficencia y a poblaciones marginadas.


GRUPO
HERDEZ

El 2004 se caracterizó por una creciente tendencia en el precio de nuestras materias primas y materiales de empaque, afectando nuestros márgenes brutos y sin poder trasladar la totalidad de estas presiones en los precios de venta.

Sin embargo, esta situación se compensó en exceso con mayores reducciones en los gastos de operación, logrando mejorar los resultados operativos, bajo un ambiente de negocio influenciado por la escasez de productos agrícolas.

Ventas netas

Las unidades pasaron de 42.7 a 42.1 millones de cajas, un decremento de 1.4% con respecto a 2003. Las ventas nacionales se redujeron 1.5% en unidades mientras que las ventas de exportación lo hicieron en 0.6%, gracias a los inventarios de seguridad que mantienen nuestros distribuidores en Estados Unidos.

Es importante mencionar que durante la segunda mitad de 2004, se realizaron cambios en las presentaciones en el segmento de pastas, con objeto de tener cajas con mayor peso, por lo que el cambio en unidades comparables, es decir en toneladas, se mantuvo prácticamente constante durante todo el año.

Los precios promedio de venta por tonelada presentaron una ligera mejora con relación a 2003, ya que aumentaron 1.9% en términos reales.

Las ventas netas en valores alcanzaron $5,449.5 millones, un incremento de 1.6% con respecto al importe reportado el año anterior.

El segmento de "Salsas y Aderezos", registró un incremento de 1.7% en unidades y 6.8% en términos reales, derivado de una sólida participación de mercado en mayonesas y por el lanzamiento de diferentes empaques y extensiones de línea en salsas caseras.

El buen desempeño de bebidas, jugos y néctares no pudo compensar la baja que registró la línea de frutas en almíbar, ya que prevaleció un ambiente muy competitivo en este mercado. De esta forma, el incremento en unidades que presentó el segmento de "Jugos, Frutas y Postres" fue de 0.4% mientras que en valores decreció 4.5% en términos reales.

A pesar de la falta de abasto de insumos agrícolas, el segmento de "Vegetales" logró un desempeño favorable al registrar incrementos de 8.2% y 4.9% en unidades y valores, respectivamente. Estos avances fueron producto de nuevas presentaciones así como por estrategias específicas de mercadotecnia en las diferentes líneas que componen este segmento.

"Carnes y Mariscos" disminuyó 12.5% y 8.1% en unidades y valores, respectivamente, derivado de la disminución en la captura de atún y sardina por efectos climáticos, así como restricciones sanitarias por la importación de productos cárnicos enlatados provenientes de Estados Unidos.


GRUPO
HERDEZ

El segmento de "Pastas" que representó 29.1% de las unidades nacionales, registró una disminución de 6.9% derivada principalmente de un cambio en las presentaciones de cajas, ya que se incrementó el número de piezas por unidad. Medido en toneladas, el decremento fue de 3.0%, mientras que en valores aumentaron 2.0%, reflejando el incremento de precio relacionado con la materia prima.

Las ventas al exterior se vieron afectadas por la falta de abasto de materias primas agrícolas, limitando el potencial de crecimiento en salsas y moles, mientras que destacó el buen desempeño de los productos McCormick.


Utilidad de operación
millones de pesos


344.5
419.9
03
04

Costo de ventas

La tendencia alcista en los precios de materias primas y materiales de empaque continuó durante 2004, derivado de factores climáticos así como por aumento en la demanda de diversos productos a nivel mundial.

El precio de los aceites vegetales en el primer semestre de 2004, principalmente el de soya, se vio afectado por los bajos inventarios originados por la mala cosecha 2003-04. En el primer trimestre de 2004, intensas heladas en la región pacifico y noroeste del país afectaron las cosechas de tomate, tomatillo y chiles jalapeños, mientras que las altas temperaturas en el mar dificultaron la pesca de sardina y atún, incrementando el costo de captura de dichos recursos.

Por otra parte, la creciente demanda de productos básicos por economías en crecimiento superó a la oferta, ocasionando incrementos importantes en el precio de los energéticos, acero, aluminio y cartón, por mencionar algunos. Esta situación derivó en un incremento de nuestro costo de ventas de 5.1% en términos reales que representó un aumento de 2.1 puntos porcentuales como proporción a las ventas, al pasar de 60.7% en 2003 a 62.8% durante 2004.

Utilidad bruta

Lo anterior disminuyó la utilidad bruta de Grupo Herdez en $77.5 millones, al pasar de $2,107.1 en 2003 a $2,029.6 millones, es decir una reducción de 3.7%. El margen bruto fue de 37.2% en comparación con 39.3% del período anterior.

Gastos de operación

Con objeto de contrarrestar las presiones en los costos de producción mencionados anteriormente, a mediados de 2004 se implantó un programa de racionalización operativa enfocado principalmente a reestablecer niveles de rentabilidad que incluye una importante reducción en los gastos de operación.

De acuerdo a esta iniciativa, el gasto total de operación se redujo en $152.8 millones, al pasar de $1,762.5 a $1,609.7 millones, equivalente a 8.7% y traduciéndose en una reducción de 3.4 puntos porcentuales como porcentaje a ventas.

Los renglones del gasto de operación que registraron la mayor reducción fueron los de publicidad y administración. Las inversiones en publicidad se redujeron 22.6% al pasar de $716.4 a $554.7 millones, derivado de una estrategia más regional y una disminución en el patrocinio de eventos deportivos.

Es importante mencionar, que para 2005 se eliminaron en su totalidad los patrocinios a eventos deportivos.

El gasto de administración también registró una disminución de 8.4% y de acuerdo a las disposiciones del Boletín B-7 "Adquisición de Negocios" y C-8 "Activos Intangibles" emitido por el Instituto Mexicano de Contadores Públicos, en el 2004 la compañía dejó de amortizar el crédito mercantil así como la amortización de marcas por un importe total de $25.2 millones.

Utilidad de Operación y UAFIDA

Derivado de las reducciones en los gastos anteriormente mencionados, la utilidad de operación se incrementó 21.9% al pasar de $344.5 a $419.9 millones, es decir, $75.4 millones más que en 2003 a pesar de los incrementos en costos.

El margen de operación registró una expansión de 1.30 puntos porcentuales al pasar de 6.4% a 7.7% durante 2004. Asimismo, la utilidad antes de financieros, impuestos y depreciación y amortización (UAFIDA) alcanzó $534.0 millones, un aumento de 13.0% con relación a la UAFIDA del año anterior. El margen UAFIDA pasó de 8.8% a 9.8%, registrando una expansión de un punto porcentual.

Costo integral de financiamiento

El costo integral de financiamiento bajo a $82.8 millones, una disminución de $26.9 millones o bien 24.5% menos que el importe registrado en 2003. Esta reducción se debió a una ganancia cambiaria de $4.5 millones que compara favorablemente con la pérdida cambiaria del periodo anterior, así como por $10.2 millones más en la ganancia por posición monetaria. Los intereses pagados netos aumentaron $1.8 millones por incrementos en la tasa de interés de referencia.

Utilidad antes de Partidas Extraordinarias e Interés Minoritario

Derivado de lo expuesto anteriormente, la utilidad consolidada antes de partidas extraordinarias registró incrementos significativos al pasar de $155.4 a $244.7 millones, es decir un crecimiento de 57.5% con respecto a la utilidad reportada en 2003.

Partidas Extraordinarias y Cambio en principios contables

Durante 2004 se registraron diversos cargos extraordinarios no recurrentes relacionados con: (i) la adopción del Boletín C-15 "Deterioro en el valor de los activos de larga duración y su disposición" emitido por el Instituto Mexicano de Contadores Públicos, reconociendo un cargo inicial neto de impuestos por $90.9 millones; (ii) asimismo, al final del ejercicio se reconoció y registró una reversión de la pérdida por deterioro de $21.3 millones después de ISR; y (iii) un cargo neto de ISR por $42.0 millones relacionado con operaciones discontinuadas en ranchos productores de frutas y con la suspensión de operaciones de la subsidiaria Herdez Europa, S.A. debido a la baja actividad de la misma.

El total de cargos no recurrentes neto de ISR durante 2004 ascendió a $ 111.6 millones, mismos que no requirieron flujo de efectivo.

Pérdida neta mayoritaria

El reconocimiento y registro de las partidas extraordinarias descritas en el párrafo anterior, derivó en una pérdida neta mayoritaria de $12.9 millones, en comparación con una utilidad neta de $59.9 millones registrada en 2003.

UAFIDA

millones de pesos


472.8
534.0
03
04

Deuda con costo / UAFIDA

millones de pesos

3.7 2.6

03 04

Deuda con costo / Capital contable consolidado

millones de pesos


0.8
0.6
03
04

Estado de cambios en la Situación Financiera

Recursos generados por la operación

Como consecuencia de la sólida recuperación de los resultados a nivel operativo así como por una mayor eficiencia en el manejo de nuestro capital de trabajo, durante 2004 los recursos generados por la operación ascendieron a $477.4 millones, en comparación con los recursos requeridos de $16.3 millones en 2003.

Recursos generados por operaciones de financiamiento

Los recursos generados por la operación permitieron reducir en $396.5 millones los pasivos bancarios y pagar un dividendo al interés minoritario de $52.6 millones.

En el ejercicio 2004 la compañía no decreto pago de dividendos ya que dichos recursos se destinaron a reducir los pasivos con costos.

Por lo tanto, los recursos requeridos por actividades de financiamiento ascendieron a $449.1 millones de pesos, en comparación con los $107.3 millones generados durante 2003.

Recursos generados por actividades de Inversión

Con el propósito de capitalizar nuestras inversiones, durante 2004 no se canalizaron importantes recursos a la adquisición de activos fijos.

El monto total consolidado de inversiones en activo fijo fue de $53.0 millones en comparación con $151.3 millones durante 2003.

El 67% de los recursos invertidos fueron realizados por McCormick de México en construcciones, maquinaria y equipo para la nueva planta en el Complejo Industrial Duque de Herdez en San Luis Potosí. Esta planta tendrá mayor capacidad de producción y sustituirá a las actuales instalaciones en Av. De la Paz, también en San Luís Potosí.

El 33% restante de las inversiones fueron realizadas por la unidad de negocio Empresas Herdez como inversiones de mantenimiento.

Estructura Financiera

El año 2004 representó también un periodo de consolidación en la estructura financiera de la Compañía. Más de 80% de los recursos generados por la operación se destinaron a la reducción de pasivos bancarios, mismos que pasaron de $ 1,684.1 a $1,370.1 millones, es decir una reducción de $314.0 millones nominales o bien, 18.6%.

Como resultado de lo anterior, la razón Deuda/UAFIDA mejoró considerablemente al pasar de 3.75 en 2003 a 2.57, mientras que la cobertura de intereses (medida a través de la utilidad de operación) aumentó de 2.80 a 3.37 durante el ejercicio 2004.

El apalancamiento de la compañía medido como Deuda Neta a Capital Contable se situó en 0.62 en comparación con 0.78 en el 2003.

El 27.2% de los créditos bancarios presentan vencimientos a corto plazo, mientras que el 72.8% restante están contratados a largo plazo. Por otra parte, el 77.2% de los pasivos con costo están denominados en moneda nacional.

Consejo de administración y principales funcionarios

Consejeros Patrimoniales Relacionados

Presidente del Consejo
Lic. Héctor Hernández-Pons Torres

Vicepresidente
Lic. Enrique Hernández-Pons Torres

Sra. Flora Hernández-Pons de Merino

Consejeros Independientes
Lic. Enrique Castillo Sánchez Mejorada
Lic. Juan Guillermo Mijares Dávalos
Lic. Eduardo Ortíz Tirado Serrano
C.P. José Roberto Danel Díaz
C.P. Esteban Malpica Fomperosa
Ing. Luis Rebollar Corona

Secretario del Consejo

C.P. Ernesto Ramos Ortíz

Comisarios Propietarios (Independientes)

C.P. Francisco Javier Soní Ocampo
C.P. José Manuel Rincón Gallardo

Comisarios Suplentes (Independientes)
C.P. José Alfredo Hernández Linares
C.P. Mario Fernández Dávalos

Comité de Auditoría
C.P. José Roberto Danel Díaz — Presidente
C.P. Esteban Malpica Fomperosa
Lic. Juan Guillermo Mijares Dávalos
Lic. Eduardo Ortíz Tirado Serrano

Comité de Finanzas y Planeación
Lic. Enrique Castillo Sánchez Mejorada — Presidente
Lic. Héctor Hernández-Pons Torres
Lic. Enrique Hernández-Pons Torres
Ing. Luis Rebollar Corona
C.P. Esteban Malpica Fomperosa

Principales funcionarios

Presidente y Director General
Lic. Héctor Hernández-Pons Torres

Vicepresidente y Director General
Lic. Enrique Hernández-Pons Torres

Director Técnico
Dr. Salvador Badui Dergal

Director de Planeación Financiera
Lic. Gerardo Canavati Miguel

Director de Sistemas
Ing. Albert G. Dappen Guerrero

Director Ejecutivo Agropesca
Ing. Luis Garcés Benito

Director de Empresas Herdez
Lic. Alberto Garza Cabañas

Director Ejecutivo de Recursos Humanos
Lic. Pedro G. Gracia-Medrano Murrieta

Director Ejecutivo de Comercialización Herdez
Lic. Roberto González Rosas

Director de Finanzas
C.P. Pablo Lezama Vélez

Director Ejecutivo de Empresas Asociadas
Lic. Alejandro Martínez Gallardo de P.

Director Ejecutivo de Comercio Exterior
Lic. Emilio Mahuad Gantus

Director de Logística
Ing. Jorge Obregón Parlange

Director Ejecutivo de Administración y finanzas
C.P. Ernesto Ramos Ortíz

Director de Operaciones Empresas Asociadas
Ing. J. Rafael de Regil y Gómez Muriel

Director Comercial Empresas Asociadas
Lic. Juan José Rodríguez del Collado

Director de Operaciones Empresas Herdez
Ing. Carlos T. Velázquez Osuna

Carta del Presidente del Comité de Auditoría

21 de febrero de 2005

Lic. Héctor Hernández-Pons Torres
Presidente del Consejo de Administración
Grupo Herdez, S.A. de C.V.
Monte Pelvoux No. 215 Piso 5
Col. Lomas de Chapultepec
México D.F. 11000

Estimado Lic. Hernández-Pons:

De conformidad con lo que establece el artículo 14 Bis 3, fracción V, inciso a), de la Ley del Mercado de Valores, los artículos 83 y 84 de las Disposiciones de Carácter General Aplicables a Emisoras de Valores y Otros Participantes del Mercado de Valores, y el artículo 28 del Reglamento del Comité de Auditoría del Consejo de Administración de la Sociedad, me permito presentar a usted el informe de actividades del Comité de Auditoría por el ejercicio 2004.

El Comité sesionó puntualmente en las juntas programadas para el año y en cada caso se formuló la agenda con los temas a tratar y se elaboró el acta respectiva. A las juntas asistieron los consejeros designados, los comisarios e invitados.

Los asuntos relevantes que se atendieron y que se mencionan para efectos de este informe son:

Se conocieron los Estados Financieros Dictaminados al 31 de diciembre de 2003, así como sus notas, sobre los cuales se recomendó su aprobación al Consejo de Administración.

El auditor externo presentó su Carta de Observaciones de la auditoría externa al cierre del ejercicio 2003.

El auditor externo presentó su informe sobre la revisión de transacciones con personas relacionadas por el año 2003.
Se conoció el estado que guardan los principales asuntos fiscales y jurídicos pendientes, así como el mecanismo para asegurar el cumplimiento de las disposiciones a que está sujeta la empresa.
Se dio la opinión al Consejo de Administración para la designación del auditor externo de la sociedad.
Fueron aprobados los servicios adicionales a los de auditoría, que presta el despacho en el que el auditor externo es socio.
Se tuvo conocimiento de los programas de trabajo del auditor externo y del área de auditoría interna, para el año 2004.
Se conocieron las políticas contables, el proceso para la elaboración de la información financiera y la evaluación del sistema de control interno, los cuales fueron sometidos a la aprobación del Consejo de Administración.

Para complementar los trabajos sobre la información del ejercicio 2004, en la junta celebrada el 17 de febrero de 2005, se conocieron los Estados Financieros Dictaminados al 31 de diciembre de 2004 y sus notas, de los cuales recomendamos su aprobación al Consejo de Administración; la Carta de Observaciones de la auditoría a la misma fecha; y el Informe sobre la revisión de transacciones con personas relacionadas por el mismo ejercicio, presentado por el auditor externo.
Los asuntos se discutieron ampliamente, sin encontrarse situaciones que revelar fuera de las operaciones normales de la sociedad.

Está a su disposición toda la información relacionada con los temas antes mencionados y que fue entregada en su oportunidad a los miembros del Comité.

Estoy a sus órdenes para cualquier información adicional que necesite y reciba un cordial saludo.

Atentamente



C.P. Roberto Danel Díaz
Presidente del Comité de Auditoría



Informe de los comisarios

México, D.F., 4 de febrero de 2005

A la Asamblea General de Accionistas de
Grupo Herdez, S. A. de C. V.

En nuestro carácter de Comisarios y en cumplimiento de lo dispuesto en el artículo 166 de la Ley General de Sociedades Mercantiles y de los estatutos de la Sociedad, rendimos nuestro dictamen sobre la veracidad, suficiencia y razonabilidad del balance general y de los estados de resultados, de variaciones en el capital contable y de cambios en la situación financiera, preparados por y bajo la responsabilidad de la Administración de la Sociedad y que ha presentado a ustedes el Consejo de Administración, en relación con la marcha de la Sociedad, por el año que terminó el 31 de diciembre de 2004.

Hemos asistido a las Asambleas de Accionistas y a las Juntas del Consejo de Administración y a las sesiones del Comité de auditoría a las que hemos sido convocados y hemos obtenido de los directores y administradores la información sobre las operaciones, documentación y registros que consideramos necesario examinar.

Revisamos cuidadosamente el dictamen de fecha 4 de febrero de 2005, rendido por separado, por los auditores externos de la Sociedad, PricewaterhouseCoopers, S. C., en relación con el examen que llevaron a cabo, de acuerdo con las normas de auditoría generalmente aceptadas, de los estados financieros preparados por la Administración de la Sociedad. Dicho dictamen hace referencia a los siguientes asuntos:

a) A partir del 1 de enero de 2004 entraron en vigor las disposiciones del Boletín C-15 "Deterioro en el Valor de los Activos de *Larga Duración y su Disposición", emitido por la Comisión de Principios de Contabilidad del Instituto Mexicano de Contadores* Públicos, A. C. La compañía y sus subsidiarias realizaron el cálculo del deterioro de sus activos de larga duración al 1 de enero y 31 de diciembre de 2004 determinando un efecto inicial neto de impuestos de $90,850,000 con cargo a los resultados del ejercicio; asimismo, al final del ejercicio se determinó una reversión con un efecto de $30,000,000, los cuales se muestran en el estado de resultados por separado.

b) Durante el ejercicio de 2004 la compañía y sus subsidiarias adoptaron los lineamientos establecidos en el Boletín C-8 "Activos Intangibles", emitido por el Instituto Mexicano de Contadores Públicos, A. C., el cual requiere que los activos intangibles con vida útil indefinida no se amorticen y la amortización de los activos intangibles con vida definida se realice sistemáticamente con base en la mejor estimación de su vida útil, determinada de acuerdo con la expectativa de los beneficios económicos futuros. Estos activos están sujetos a una evaluación anual sobre su valor recuperable para precisar la existencia de pérdidas por deterioro en el valor de los mismos. La adopción de estas disposiciones generó un menor cargo a los resultados del año por $6,855,000, debido a que los activos intangibles de vida indefinida se dejaron de amortizar. Asimismo, al 31 de diciembre de 2004 dichos activos fueron sujetos al cálculo del deterioro, el cual no generó efecto en los resultados del ejercicio.

c) Asimismo, durante el ejercicio de 2004, la compañía y sus subsidiarias adoptaron anticipadamente las disposiciones del Boletín B-7 "Adquisiciones de Negocios" emitido por el Instituto Mexicano de Contadores Públicos, A. C., reconociendo el método de compra como regla única de valuación para la adquisición de negocios y eliminando a partir de la entrada en vigor de dicho boletín, la amortización del crédito mercantil, sujetándolo a pruebas anuales de deterioro. La adopción de estas disposiciones generó una disminución en el cargo a los resultados del ejercicio de $15,369,000.

En nuestra opinión, excepto por los cambios mencionados anteriormente, con los que estamos de acuerdo, los criterios y políticas contables y de información financiera seguidos por la Sociedad y considerados por los administradores para preparar los estados financieros antes mencionados, presentados por los mismos a esta Asamblea son adecuados y suficientes, y se aplicaron en forma consistente con el año anterior; por lo tanto, dicha información refleja en forma veraz, razonable y suficiente la situación financiera de Grupo Herdez, S. A. de C. V. al 31 de diciembre de 2004, así como los resultados de sus operaciones, las variaciones en su capital contable y los cambios en su situación financiera por el año que terminó en esa fecha, de conformidad con los principios de contabilidad generalmente aceptados.

C.P. Javier Soní Ocampo
Comisario

C.P. José Manuel Rincón Gallardo
Comisario



Dictamen de los auditores externos

Tlalnepantla, Méx., 4 de febrero de 2005

A los Accionistas de
Grupo Herdez, S. A. de C. V.

1. Hemos examinado los balances generales consolidados e individuales de Grupo Herdez, S. A. de C. V. y subsidiarias y de Grupo Herdez, S. A. de C. V. (como entidad legal separada) al 31 de diciembre de 2004 y de 2003 y los estados consolidados e individuales de resultados, de variaciones en el capital contable y de cambios en la situación financiera que les son relativos, por los años que terminaron en esas fechas. Dichos estados financieros son responsabilidad de la administración de la compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorías.

   Nuestros exámenes fueron realizados de acuerdo con las normas de auditoría generalmente aceptadas, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes, y de que están preparados de acuerdo con los principios de contabilidad generalmente aceptados. La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros; asimismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

2. Como se indica en la Nota 1 a los estados financieros, a partir del 1 de enero de 2004 entraron en vigor las disposiciones del Boletín C-15 "Deterioro en el Valor de los Activos de Larga Duración y su Disposición, emitido por la Comisión de Principios de Contabilidad del Instituto Mexicano de Contadores Públicos, A. C. La compañía y sus subsidiarias realizaron el cálculo del deterioro de sus activos de larga duración al 1 de enero y 31 de diciembre de 2004 determinando un efecto inicial neto de impuestos de $90,850,000 con cargo a los resultados del ejercicio; asimismo, al final del ejercicio se determinó una reversión con un efecto de $30,000,000, los cuales se muestran en el estado de resultados por separado.

3. Como se indica en la Nota 1 a los estados financieros, durante el ejercicio de 2004 la compañía y sus subsidiarias adoptaron los lineamientos establecidos en el Boletín C-8 "Activos Intangibles", emitido por el Instituto Mexicano de Contadores Públicos, A. C., el cual requiere que los activos intangibles con vida útil indefinida no se amorticen y la amortización de los activos intangibles con vida definida se realice sistemáticamente con base en la mejor estimación de su vida útil, determinada de acuerdo con la expectativa de los beneficios económicos futuros. Estos activos están sujetos a una evaluación anual sobre su valor recuperable para precisar la existencia de pérdidas por deterioro en el valor de los mismos. La adopción de estas disposiciones generó un menor cargo a los resultados del año por $6,855,000, debido a que los activos intangibles de vida indefinida se dejaron de amortizar. Asimismo, al 31 de diciembre de 2004 dichos activos fueron sujetos al cálculo del dete-rioro, el cual no generó efecto en los resultados del ejercicio.

4. Como también se indica en la Nota 1 a los estados financieros, durante el ejercicio de 2004, la compañía y sus subsidiarias adoptaron anticipadamente las disposiciones del Boletín B-7 "Adquisiciones de Negocios" emitido por el Instituto Mexicano de Contadores Públicos, A. C., reconociendo el método de compra como regla única de valuación para la adquisición de negocios y eliminando a partir de la entrada en vigor de dicho boletín, la amortización del crédito mercantil, sujetándolo a pruebas anuales de deterioro. La adopción de estas disposiciones generó una disminución en el cargo a los resultados del ejercicio de $15,369,000.

5. En nuestra opinión, los estados financieros consolidados e individuales antes mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera de Grupo Herdez, S. A. de C. V. y subsidiarias y de Grupo Herdez, S. A. de C. V. (como entidad legal separada) al 31 de diciembre de 2004 y de 2003 y los resultados consolidados e individuales de sus operaciones, las variaciones en el capital contable y los cambios en la situación financiera por los años que terminaron en esas fechas, de conformidad con los principios de contabilidad generalmente aceptados.

PricewaterhouseCoopers

C.P. Luis A. Martínez Gómez

Balance general consolidado

Grupo Herdez, S.A. de C.V. y Subsidiarias
MILES DE PESOS (NOTA 1)

Activo	31 de diciembre de 2004	2003
ACTIVO CIRCULANTE:		
Efectivo e inversiones a plazo menor de un año	$ 51,799	$ 70,403
Clientes	737,857	917,840
Otras cuentas por cobrar	86,763	107,165
Impuesto al valor agregado e impuesto sobre la renta por recuperar	141,983	145,275
Partes relacionadas (Nota 3)	13,085	12,225
	979,688	1,182,505
Inventarios (Nota 4)	1,102,811	1,002,472
Gastos pagados por anticipado	67,100	157,532
Suma el activo circulante	2,201,398	2,412,912
INMUEBLES, MAQUINARIA Y EQUIPO - Neto (Notas 1g. y 5)	1,765,982	1,919,264
INVERSIÓN EN COMPAÑÍAS ASOCIADAS (Notas 1c. y 6)	86,465	95,176
OTROS ACTIVOS	272,317	276,002
EXCESO DEL COSTO SOBRE EL VALOR NETO EN LIBROS DE LAS ACCIONES DE LAS SUBSIDIARIAS Y ASOCIADAS A LA FECHA DE SU ADQUISICIÓN (Notas 1c. y 6)	217,295	207,704
AMORTIZACIÓN ACUMULADA	(138,170)	(138,170)
	79,125	69,534
	$ 4,405,287	$ 4,772,888

Pasivo y Capital Contable	2004	2003
PASIVO A CORTO PLAZO:		
Préstamos bancarios	$ 372,382	$ 492,321
Proveedores	495,362	359,833
Otras cuentas por pagar y gastos acumulados	82,574	91,173
Impuesto sobre la renta por pagar	11,085	12,618
Participación de los trabajadores en la utilidad por pagar	1,922	253
	963,325	956,198
Impuestos diferidos (Notas 1j. y 10)	280,432	351,088
PASIVO A LARGO PLAZO:		
Préstamos bancarios (Nota 7)	997,735	1,278,773
Primas de antigüedad acumuladas (Nota 1k.)	26,629	21,219
	1,024,364	1,299,992
Total pasivo	2,268,121	2,607,278
CAPITAL CONTABLE (Nota 9):		
Capital social	422,715	421,392
Actualización	431,031	430,204
	853,746	851,596
Utilidades acumuladas	2,681,584	2,690,528
Prima en suscripción de acciones	198,087	198,087
Insuficiencia en la actualización del capital	(2,203,933)	(2,115,020)
Efecto acumulado del impuesto sobre la renta diferido (Notas 1j. y 10)	20,814	20,814
	696,552	794,409
INTERÉS MINORITARIO	586,868	519,605
	2,137,166	2,165,610
AVALES OTORGADOS (Nota 11)	$ 4,405,287	$ 4,772,888

Las doce notas adjuntas son parte integrante de estos estados financieros.


GRUPO
HERDEZ

Estado consolidado de resultados

Grupo Herdez, S.A. de C.V. y Subsidiarias
MILES DE PESOS (NOTA 1)

	Año que terminó el 31 de diciembre de 2004	2003
Ventas netas	$ 5,449,472	$ 5,361,973
Costos y gastos:		
Costo de ventas	3,419,895	3,254,902
Gastos de venta	809,012	752,400
Gastos de administración	245,978	268,470
Gastos de publicidad	554,674	716,442
Amortización del crédito mercantil (Nota 1c.)		2,480
Amortización de patentes y marcas (Nota 1h.)		9,733
Amortización del exceso del costo sobre el valor neto en libros de las acciones de las subsidiarias a la fecha de adquisición (Nota 1c.)		13,001
	5,029,559	5,017,428
Utilidad de operación	419,913	344,545
Otros gastos	(13,715)	(12,036)
Reversión de pérdida por deterioro (Nota 5)	30,000	
Costo integral de financiamiento:		
Intereses pagados - Neto	124,690	122,900
Diferencia en cambios - Neto	(4,527)	13,854
Utilidad por posición monetaria	(37,342)	(27,104)
	82,821	109,650
Utilidad antes de impuestos, participación en asociadas e interés minoritario	353,377	222,859
Provisiones para (Nota 10):		
Impuesto sobre la renta causado	116,761	127,070
Impuestos diferidos	540	(49,777)
Participación de los trabajadores en la utilidad	1,900	
	119,201	77,293
Utilidad antes de participación en asociadas e interés minoritario	234,176	145,566
Participación en asociadas	10,546	9,788
Utilidad antes de partidas extraordinarias y efecto por *cambio en principio contable*	244,722	155,354
Partidas extraordinarias (Nota 12)	(42,000)	
Utilidad antes de efecto por cambio en principio contable	202,722	155,354
Efecto por cambio en principio contable (Nota 5)	(90,850)	
Utilidad neta consolidada	111,872	155,354
Utilidad aplicable a los accionistas minoritarios	(124,767)	(95,489)
(Pérdida) utilidad neta correspondiente a los accionistas de la compañía tenedora	$ (12,895)	$ 59,865
(Pérdida) utilidad neta por acción (Nota 1p.)	$ (0.031)	$ 0.141

Las doce notas adjuntas son parte integrante de estos estados financieros.

Estado de variaciones en el capital contable

por los dos años que terminaron el 31 de diciembre de 2004 y 2003

Grupo Herdez, S.A. de C.V. y Subsidiarias
MILES DE PESOS (NOTA 1)

	Capital social	Utilidades acumuladas	Prima en suscripción de acciones	Insuficiencia en la actualización del capital	Efecto acumulado del impuesto sobre la renta diferido (Notas 1g. y 10)	Interés minoritario
Saldos al 1 de enero de 2003	$ 852,364	$ 2,700,283	$ 198,087	$ (2,040,883)	$ 20,814	$ 536,848
Recompra de acciones en circulación (Nota 9)		(5,192)				
Disminución de capital por recompra de acciones (Nota 9)	(1,504)	1,504				
Colocación de acciones		3,177				
Aumento de capital por colocación de acciones	736	(736)				
Pago de dividendos (Nota 9)		(68,373)				(108,009)
Utilidad integral 2003 (Nota 1q.)		59,865		(74,137)		90,766
Saldos al 31 de diciembre de 2003	851,596	2,690,528	198,087	(2,115,020)	20,814	519,605
Recompra de acciones en circulación (Nota 9)		(111)				
Disminución de capital por recompra de acciones	(23)	23				
Colocación de acciones		6,212				
Pago de dividendos (Nota 9)						(52,635)
Aumento de capital por colocación de acciones	2,173	(2,173)				
Utilidad integral 2004 (Nota 1q.)		(12,895)		(88,913)		119,898
Saldos al 31 de diciembre de 2004	$ 853,746	$ 2,681,584[1]	$ 198,087	$ (2,203,933)	$ 20,814	$ 586,868

[1] Incluye $87,272 y $84,324 de reserva legal al 31 de diciembre de 2004 y de 2003.

Las doce notas adjuntas son parte integrante de estos estados financieros.

Estado consolidado de cambios en la situación financiera

Grupo Herdez, S.A. de C.V. y Subsidiarias
MILES DE PESOS (NOTA 1)

	Año que terminó el 31 de diciembre de 2004	2003
Operación:		
Utilidad antes de efecto por cambio en principio contable y partidas extraordinarias	$ 244,722	$ 155,354
Partidas extraordinarias	(42,000)	
Efecto por cambio en principio contable	(90,850)	
Utilidad neta consolidada	111,872	155,354
Cargos (créditos) a resultados que no afectaron los recursos:		
Participación en asociadas	(10,546)	(9,788)
Depreciación	114,100	102,993
Impuesto sobre la renta diferido	840	(49,777)
Amortización del exceso del costo sobre el valor neto en libros de las acciones de las subsidiarias, crédito mercantil, patentes y marcas		25,213
Efecto por cambio en principio contable	90,850	
	307,116	223,995
Variación en inventarios, otros activos, cuentas por cobrar y por pagar	170,247	(240,292)
Recursos generados por (utilizados en) la operación	477,363	(16,297)
Financiamiento:		
Dividendos pagados al interés minoritario	(52,635)	(108,009)
Dividendos pagados a accionistas mayoritarios		(68,373)
(Disminución) obtención de préstamos - Neto	(396,450)	283,690
Recursos (utilizados en) generados por actividades de financiamiento	(449,085)	107,308
Inversión:		
Aumento de capital en asociadas		(34,349)
Recompra de acciones	(111)	(5,192)
Colocación de acciones	6,212	3,177
Adquisición de activo fijo	(52,983)	(151,310)
Recursos utilizados en actividades de inversión	(46,882)	(187,674)
Disminución en efectivo e inversiones a plazo menor de un año	(18,604)	(96,663)
Efectivo e inversiones a plazo menor de un año al principio del año	70,403	167,066
Efectivo e inversiones a plazo menor de un año al fin del año	$ 51,799	$ 70,403

Las doce notas adjuntas son parte integrante de estos estados financieros.

Balance general

Grupo Herdez, S.A. de C.V.
MILES DE PESOS (NOTA 1)

Activo	31 de diciembre de 2004	2003
ACTIVO CIRCULANTE:		
Efectivo e inversiones a plazo menor de un año	$ 8,161	$ 1,587
Otras cuentas por cobrar	721	63
Partes relacionadas (Nota 3)	188,904	78,183
Impuesto al valor agregado e impuesto sobre la renta por recuperar	702	375
Suma el activo circulante	198,488	80,208
MAQUINARIA Y EQUIPO - Neto (Nota 5)	6,877	9,116
INVERSIÓN EN COMPAÑÍAS SUBSIDIARIAS Y ASOCIADAS (Notas 1c. y 6)	1,588,785	1,694,419
EXCESO DEL COSTO SOBRE EL VALOR NETO EN LIBROS DE LAS ACCIONES DE LAS SUBSIDIARIAS A LA FECHA DE SU ADQUISICIÓN (Notas 1c. y 6)	215,769	206,065
AMORTIZACIÓN ACUMULADA	(137,479)	(137,479)
	78,290	68,586
IMPUESTOS DIFERIDOS (Notas 1j. y 10)	37,471	43,272
	$ 1,909,911	$ 1,895,601
Pasivo y Capital Contable		
PASIVO A CORTO PLAZO:		
Préstamos bancarios	$ 24,000	$ 40,720
Impuesto sobre la renta por pagar	217	1,352
Otras cuentas por pagar	12,406	11,374
Suma el pasivo a corto plazo	36,623	53,446
PASIVO A LARGO PLAZO:		
Préstamos bancarios (Nota 7)	322,990	196,150
CAPITAL CONTABLE (Nota 9):		
Capital social		
Valor nominal	422,715	421,392
Actualización	431,031	430,204
	853,746	851,596
Utilidades acumuladas	2,681,584	2,690,528
Prima en suscripción de acciones	198,087	198,087
Insuficiencia en la actualización del capital	(2,203,933)	(2,115,020)
Efecto acumulado del impuesto sobre la renta diferido (Notas 1j. y 10)	20,814	20,814
	696,552	794,409
AVALES OTORGADOS (Nota 11)	$ 1,909,911	$ 1,895,601

Las doce notas adjuntas son parte integrante de estos estados financieros.

Estado de resultados

Grupo Herdez, S.A. de C.V.
MILES DE PESOS (NOTA 1)

	Año que terminó el 31 de diciembre de 2004	2003
Participación en los resultados de subsidiarias	$ 4,164	$ 84,319
Gastos de operación:	9,429	6,327
Amortización del exceso del costo sobre el valor neto en libros de las acciones de las subsidiarias a la fecha de adquisición (Nota 1c.)		12,889
	(9,429)	(19,216)
(Pérdida) utilidad de operación	(5,265)	65,103
Otros ingresos (gastos)	4,283	(282)
Costo integral de financiamiento:		
Intereses pagados - Neto	16,355	13,390
Diferencia en cambios - Neto	(1,621)	1,814
Utilidad por posición monetaria	(9,798)	(5,946)
	4,936	9,258
(Pérdida) utilidad antes de la siguiente provisión	(5,918)	55,563
Impuesto sobre la renta diferido (Nota 10)	6,977	(4,302)
(Pérdida) utilidad neta del año	$ (12,895)	$ 59,865
(Pérdida) utilidad neta por acción	$ (0.031)	$ 0.141

Las doce notas adjuntas son parte integrante de estos estados financieros.

Estado de cambios en la situación financiera

Grupo Herdez, S.A. de C.V.
MILES DE PESOS (NOTA 1)

	Año que terminó el 31 de diciembre de	
	2004	2003
Operación:		
Utilidad neta del año	$ (12,895)	$ 59,865
Cargos (créditos) a resultados que no afectaron los recursos:		
Participación en los resultados de subsidiarias, neta de dividendos cobrados ($50,100 y $107,994) en el año de 2004 y 2003, respectivamente	45,936	23,674
Depreciación	2,239	2,239
Amortización del exceso del costo sobre el valor neto en libros de las acciones de las subsidiarias a la fecha de adquisición		12,889
Impuesto sobre la renta diferido	6,977	(4,302)
	42,257	94,365
Variación en cuentas por cobrar y por pagar	(114,404)	(63,298)
Recursos (utilizados en) generados por la operación	(72,147)	31,067
Financiamiento:		
Dividendos pagados a accionistas		(68,373)
Préstamos obtenidos - Neto	110,120	74,450
Recursos generados por actividades de financiamiento	110,120	6,077
Inversión:		
Aumento de capital en asociadas y subsidiarias	(37,500)	(34,348)
Recompra de acciones	(111)	(5,192)
Colocación de acciones	6,212	3,177
Recursos utilizados en actividades de inversión	(31,399)	(36,363)
Aumento en efectivo e inversiones a plazo menor de un año	6,574	781
Efectivo e inversiones a plazo menor de un año al principio del año	1,587	806
Efectivo e inversiones a plazo menor de un año al fin del año	$ 8,161	$ 1,587

Grupo Herdez, S.A. de C.V.

CIFRAS MONETARIAS EXPRESADAS EN MILES DE PESOS DE PODER ADQUISITIVO DEL 31 DE DICIEMBRE DE 2004, EXCEPTO LAS RELATIVAS A TIPOS DE CAMBIO

NOTA 1 - PRINCIPIOS DE CONSOLIDACIÓN Y RESUMEN DE POLÍTICAS DE CONTABILIDAD:

Las principales actividades de la compañía son establecer, organizar, adquirir y promover toda clase de sociedades y negocios comerciales e industriales. La compañía no tiene empleados a su servicio. Los estados financieros consolidados incluyen los relativos a Grupo Herdez, S. A. de C. V. (Grupher) y sus siguientes subsidiarias:

Compañía	Porcentaje de participación	Actividad
Herdez, S. A. de C. V. (Herdez)	100%	Manufactura, producción, compra y venta de productos alimenticios envasados, cosméticos y productos de tocador, importación y exportación de bienes y servicios y prestación de servicios contables, administrativos, de distribución e inmobiliarios. Además es la tenedora mayoritaria de las acciones de Arpons, S. A. de C. V. (Arpons) 100%, Herimex, S. A. de C. V. (Herimex) 51%, Herport, S. A. de C. V. (Herport) 50%, Hersail, S. A. de C. V. (Hersail) 50%, Grupo Inmobiliario (Inmobiliarias) 100% y Herdez Europa 90%.
Grupo Búfalo, S. A. de C. V. (Grupo Búfalo)	100%	Establecer, organizar, adquirir y promover toda clase de sociedades y negocios comerciales e industriales y la fabricación y compra-venta de productos alimenticios en conserva y salmuera.
Yavaros Industrial, S. A. de C. V. (Yavaros)	100%	Captura de especies marinas, captación de productos agrícolas e industrialización, procesamiento y comercialización de productos marinos y agrícolas.
Compañía Comercial Herdez, S. A. de C. V.(1)		Compra y venta de productos alimenticios envasados, cosméticos, importación y exportación de bienes y servicios.
Alimentos Deshidratados del Bajío, S. A. de C. V. (ADB)	100%	Fabricación, venta y distribución de cebolla, ajo, productos vegetales y productos cápsicos deshidratados y poseedora del 24% del capital de Fórmula Alimenticia, S. A. de C. V.
Almacenadora Herpons, S. A. de C. V. (Almacenadora Herpons)	100%	Construcción, adquisición y establecimiento de toda clase de oficinas, almacenes y bodegas para el depósito de toda clase de bienes susceptibles de comercio.
Hersea, S. A. de C. V. (Hersea)	100%	Actuar como sociedad naviera dedicada a la empresa del mar, para la explotación de embarcaciones pesqueras.
Miel Carlota, S. A. de C. V. (Miel Carlota)	95%	Compra y venta de miel de abeja y productos relacionados con la apicultura.
Hormel Alimentos, S. A. de C. V. (Hormel Alimentos)	50%	Compra, venta, producción, distribución, importación y exportación de toda clase de productos alimenticios.
McCormick de México, S. A. de C. V. (McCormick)	50%	Elaboración y envasado de productos alimenticios.
Sociedad de Desarrollo Agrícola H. P., S. A. de C. V. (SDA)	95%	Llevar a cabo cualquier actividad de tipo agropecuaria, agroindustrial y forestal de agricultura.
Barilla México, S. A. de C. V. (Barilla México)	50%	Compra, importación, venta y distribución de toda clase de pastas alimenticias.
Fábrica de Envases del Pacífico, S. A. de C. V. (Fepsa)	50%	Manufactura, producción y venta de envases para productos alimenticios.


HERDEZ
GRUPO
HERDEZ

(1) Compañía constituida el 1 de diciembre de 2004 como resultado de la escisión de Herdez, S. A. de C. V. en la misma fecha. El capital social constituido es de $32,667.

Los estados financieros que se acompañan han sido preparados de acuerdo con principios de contabilidad generalmente aceptados, y a continuación se resumen las políticas de contabilidad más importantes, incluyendo los conceptos, métodos y criterios relativos al reconocimiento de los efectos de la inflación en la información financiera.

a. Las cifras de los estados financieros se expresan en miles de pesos de poder adquisitivo del 31 de diciembre de 2004.

b. Todos los saldos y operaciones importantes entre las compañías se eliminan en la consolidación. Además, se acompañan estados financieros individuales de Grupher al 31 de diciembre de 2004 y de 2003, en los cuales la inversión en subsidiarias (eliminada en consolidación contra la inversión de los accionistas de las subsidiarias) se valúa por el método de participación. La consolidación se efectuó con base en estados financieros auditados de las subsidiarias.

c. Hasta el 31 de diciembre de 2003 Grupher y subsidiarias reconocían el valor neto en libros de las acciones adquiridas mediante cargos sistemáticos a los resultados del ejercicio en un plazo de 15 años; sin embargo, a partir del ejercicio de 2004, adoptaron anticipadamente las disposiciones del Boletín B-7 "Adquisiciones de Negocios" las cuales establecen, entre otras cosas, el método de compra como regla única de valuación para la adquisición de negocios, modifica el tratamiento contable del crédito mercantil, eliminando su amortización a partir de la entrada en vigor de este boletín y sujetándolo a reglas de deterioro de forma anual; asimismo, da reglas específicas en la adquisición del interés minoritario y de transferencias de activos o intercambio de acciones entre entidades de un mismo grupo.

d. Las inversiones a plazo menor de un año se expresan al costo, el cual es semejante a su valor de mercado.

e. Los inventarios se encuentran expresados al costo de la última compra o producción, los cua-les no exceden al valor de mercado. El costo de ventas se determinó por el método de últimas entradas primeras - salidas.

f. Los inmuebles, maquinaria y equipo y su depreciación acumulada se actualizan aplicando factores derivados del Índice Nacional de Precios al Consumidor (INPC) de acuerdo con las disposiciones contenidas en el Quinto Documento de Adecuaciones al Boletín B-10, emitido por el Instituto Mexicano de Contadores Públicos (IMCP), en el caso específico de algunos activos se actualizan limitados hasta el valor de mercado.

   El valor de estos activos está sujeto a una evaluación anual de deterioro. (Véase Notas 1g.y 5).

g. Grupher y subsidiarias adoptaron las disposiciones del Boletín C-15 " Deterioro en el Valor de los Activos de Larga Duración y su Disposición", emitido por el Instituto Mexicano de Contadores Públicos, el cual establece entre otras cosas, criterios para la identificación y, en su caso, registro por las pérdidas por deterioro o baja de valor en los activos de larga duración, tangibles e intangibles, incluyendo el crédito mercantil. Los cálculos en Grupher y subsidiarias por la adopción de los lineamientos de este boletín al 1 de enero y 31 de diciembre de 2004 determinaron un efecto inicial neto de impuestos de $90,850 con cargo a los resultados del ejercicio; asimismo, al final del ejercicio se determinó un efecto de crédito a los resultados del ejercicio como resultado de una reversión cuyo efecto neto de impuestos fue de $21,300. (Véase Nota 5).

h. Hasta el 31 de diciembre de 2003, Grupher y subsidiarias reconocían los derechos de marca actualizándolas mediante la aplicación de factores derivados del INPC y se amortizaban a tasas anuales. Al 31 de diciembre de 2004 y 2003 se presentan en el renglón de otros activos en el balance general. A partir del ejercicio que terminó el 31 de diciembre de 2004, Grupher y subsidiarias adoptaron los lineamientos establecidos en el Boletín C-8 "Activos Intangibles", dejando de amortizar los activos intangibles correspondientes a las marcas, las cuales fueron sujetas a estudios de deterioro con base en la expectativa de los beneficios económicos futuros. Como resultado de dichos estudios, al 31 de diciembre de 2004 no resultó efecto a registrar en los resultados del ejercicio.

i. Los pasivos a cargo de la compañía y las provisiones de pasivo reconocidas en el balance general, representan obligaciones presentes en las que es probable la salida de recursos económicos para liquidar la obligación. Estas provisiones se han registrado contablemente, bajo la mejor estimación razonable efectuada por la administración para liquidar la obligación presente; sin embargo, los resultados reales podrían diferir de las provisiones reconocidas.

j. El impuesto sobre la renta (ISR) se reconoce de acuerdo al método de activos y pasivos con enfoque integral. Bajo este método se reconoce en principio, un ISR diferido para todas las diferencias entre los valores contables y fiscales de los activos y pasivos.

k. Las primas de antigüedad que los trabajadores tienen derecho a percibir al terminar la relación laboral después de 12 años de servicios de acuerdo con el contrato colectivo de trabajo, se reconocen como costo de los años en que se prestan los servicios correspondientes, a través de aportaciones a un fondo en fideicomiso irrevocable, con base en estudios actuariales.

Los planes mencionados anteriormente, se calculan de acuerdo con el método de crédito unitario proyectado. En la página siguiente se resumen los principales datos financieros de dichos planes al 31 de diciembre de 2004 y de 2003.

	31 de diciembre de	
	2004	**2003**
Obligación por beneficios proyectados	$ (75,627)	$ (70,413)
Activos de los planes a valor de mercado	16,059	11,830
Servicios anteriores no amortizados	29,093	31,559
Variación en supuestos y ajustes no amortizados	3,846	5,805
Pasivo neto proyectado	$ (26,629)	$ (21,219)
Obligación por beneficios actuales	$ (58,009)	$ (53,142)
Pasivo de transición no amortizado	$ (31,380)	$ (31,923)
Costo neto del período	$ 10,177	$ 9,751

El pasivo de transición se está amortizando sobre la vida laboral promedio remanente de los trabajadores que se espera reciban los beneficios del plan aproximadamente en 16 años.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se llevan a resultados en el año en que se vuelven exigibles.

l. Las transacciones en monedas extranjeras se registran a los tipos de cambio vigentes en las fechas de su concertación.

Los activos y pasivos en dichas monedas se expresan en moneda nacional a los tipos de cambio vigentes a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del ejercicio se aplican a los resultados.

m. El resultado por posición monetaria representa el efecto de la inflación medida en términos del INPC sobre el neto de los activos y pasivos monetarios mensuales del año.

n. El capital social, la prima en suscripción de acciones y los resultados acumulados representan el valor de dichos conceptos en términos de poder adquisitivo al fin del ejercicio, y se determinan aplicando a los importes históricos factores derivados del INPC.

La prima en suscripción de acciones representa la diferencia en exceso entre el pago de las acciones suscritas y el valor nominal de los mismos.

o. La insuficiencia en la actualización del capital contable está representada básicamente por el resultado acumulado por posición monetaria y por el resultado por tenencia de activos no monetarios, el cual representa un incremento en el valor actualizado de estos activos, aplicando costos específicos, por encima o por debajo de la inflación medida en términos del INPC.

p. La utilidad neta por acción está calculada con base en el promedio ponderado de acciones en circulación de acuerdo con las disposiciones contenidas en el Boletín B-14 "Utilidad por Acción" emitido por el IMCP.

q. La utilidad integral está representada por la utilidad neta, más los efectos del resultado o tenencia de activos no monetarios y la pérdida por la conversión de moneda extranjera, así como por aquellas partidas que por disposición específica se reflejan en el capital contable y no constituyen aportaciones, reducciones y distribuciones de capital, y se actualiza aplicando factores derivados del INPC.

A continuación se presenta la utilidad integral correspondiente al ejercicio de 2004 y de 2003:

31 de diciembre de 2004

	Déficit	Insuficiencia en la actualización del capital	Interés minoritario	Utilidad integral
Pérdida neta	$ (12,895)		$ 124,767	$ 111,872
Resultado por tenencia de activos no monetarios		$ (88,913)	(4,869)	(93,782)
	$ (12,895)	$ (88,913)	$ 119,898	$ 18,090

31 de diciembre de 2003

	Utilidades acumuladas	Insuficiencia en la actualización del capital	Interés minoritario	Utilidad integral
Utilidad neta	$ 59,865		$ 95,489	$ 155,354
Resultado por tenencia de activos no monetarios		$ (74,137)	(4,723)	(78,860)
	$ 59,865	$ (74,137)	$ 90,766	$ 76,494


HERDEZ
GRUPO HERDEZ

NOTA 2 - POSICIÓN EN MONEDA EXTRANJERA:

Al 31 de diciembre de 2004 el tipo de cambio fue de $11.15 por dólar ($11.23 al 31 de diciembre de 2003). Al 4 de febrero de 2005, fecha de emisión de los estados financieros dictaminados, el tipo de cambio fue de $11.16.

La información que se muestra a continuación se expresa en miles de dólares americanos (Dls.) por ser la moneda extranjera preponderante para la compañía.

Al 31 de diciembre de 2004 y de 2003, las compañías tenían los siguientes activos y pasivos monetarios en dólares:

	Consolidado		**Grupher**	
	2004	2003	2004	2003
Activos	Dls. 6,481	Dls. 11,602	Dls. 39	Dls. 46
Pasivos	(29,963)	(38,263)	(20,000)	(9,900)
Posición neta corta	Dls. (23,482)	Dls. (26,661)	Dls. (19,961)	Dls. (9,854)

Al 31 de diciembre de 2004 y de 2003, la compañía y sus subsidiarias tenían la posición de activos no monetarios de origen extranjero o cuyo costo de reposición se puede determinar únicamente en dólares como se muestra a continuación:

	Consolidado		**Grupher**	
	2004	2003	2004	2003
Inventarios	Dls. 6,822	Dls. 5,337		
Maquinaria y equipo	100,772	103,012	Dls. 1,938	Dls. 1,938
	Dls. 107,594	Dls. 108,349	Dls. 1,938	Dls. 1,938

A continuación se resumen las exportaciones e importaciones de bienes y servicios efectuadas por las subsidiarias (excluyendo las de maquinaria y equipo para su propio uso), junto con sus ingresos y gastos en dólares:

	Año que terminó el 31 de diciembre de	
	2004	**2003**
Exportaciones de mercancías	Dls. 30,854	Dls. 32,290
Importaciones de producto terminado	(14,978)	(13,395)
Gastos por regalías y servicios técnicos	(8,908)	(8,886)
Gastos por intereses	(626)	(978)
Ingresos por regalías	917	832
Neto	Dls. 7,259	Dls. 9,863

NOTA 3 - ANÁLISIS DE SALDOS Y TRANSACCIONES CON PARTES RELACIONADAS:

A continuación se presentan los principales saldos y transacciones con compañías tenedora, subsidiarias y afiliadas al 31 de diciembre de 2004 y de 2003.

	Consolidado		Grupher	
Cuentas por cobrar (por pagar):	2004	2003	2004	2003
Hechos con Amor, S. A. de C. V.	$ (3,829)	$ 16,943	$ 3,002	$ 8,383
Créame, S. A. de C. V.	(308)	1,084		
Herdez Corporation	1,709	1,574		
Herimex Corporation	1,246	1,273		
Empresas H. P., S. A. de C. V.	202	1,145		
Yavaros			30,634	70,902
Herdez			156,519	378
Corporativo Cinco, S. A. de C. V.	282	(1,792)		
McCormick and Company, Inc.	(19,459)	(17,590)	559	593
Herflot, S. A. de C. V.	(3,661)	(521)		
Herflot Tijuana, S. A. de C. V.	71	2,762		
Barilla Alimentare	(4,560)	(14,562)		
Otros - Neto	41,392	21,909	(1,810)	(2,073)
Neto por cobrar	$ 13,085	$ 12,225	$ 188,904	$ 78,183

			Año que terminó el 31 de diciembre de	
	2004	2003	2004	2003
Transacciones:	**Consolidado**		**Grupher**	
Venta (compra) de activos	$ (8,500)	$ 2,307		
Intereses cobrados	2,313	1,298	$ 9,727	$ 4,096
Intereses pagados		(4)	(8,842)	(2,718)
Ingresos por servicios	18,459	17,899		946
Gastos de arrendamiento	(38,172)	(39,675)	3,865	
Ingresos por maquila	(5,920)	(5,905)		
Servicios administrativos	(129,267)	(143,652)		
Servicios de fletes	(18,973)	(15,812)		
Servicios de empaquetado	(18,352)	(18,370)		
Compra de etiquetas y otros materiales	(76,656)	(73,213)		
	$ (275,068)	$ (275,127)	$ 4,750	$ 2,324

Al 31 de diciembre de 2004 y de 2003 los totales arriba señalados representan el 5% del total de ingresos y del total de activos.

NOTA 4 - ANÁLISIS DE INVENTARIOS:

	31 de diciembre de	
	2004	2003
Productos terminados	$ 535,100	$ 448,409
Productos semiterminados y en proceso	12,848	16,302
Materias primas y material de empaque	229,359	227,902
Inventarios en poder de maquiladores y consignatarios	280,783	269,315
Almacén de refacciones	44,721	40,544
	$ 1,102,811	$ 1,002,472


GRUPO
HERDEZ

NOTA 5 - ANÁLISIS DE INMUEBLES, MAQUINARIA Y EQUIPO:

	Año que terminó el 31 de diciembre de			
	Consolidado		Grupher	
	2004	2003	2004	2003
Edificios	$ 664,503	$ 653,367		
Maquinaria y herramientas	1,652,211	1,768,743	$ 22,395	$ 22,395
Muebles y equipo de oficina	76,699	68,923		
Equipo para estibar y equipo de transporte	69,795	63,337		
Equipo electrónico de datos	57,311	47,019	6,996	7,356
Colmenas		3,959		
	2,520,519	2,605,348	29,391	29,751
Depreciación acumulada	(1,041,643)	(1,124,800)	(22,514)	(20,635)
	1,478,876	1,480,548	6,877	9,116
Terrenos	217,133	260,042		
Construcciones en proceso, maquinaria en tránsito y anticipos a proveedores	69,973	178,672		
	$ 1,765,982	$ 1,919,264	$ 6,877	$ 9,116

Al 31 de diciembre de 2004 se están arrendando tres barcos por medio de arrendamiento puro. El importe de las rentas de dos barcos importa Dls.270,844 y por el tercer barco Dls.144,580 y se efectúan en forma trimestral, con vencimientos en mayo y noviembre del año 2007 y 2010, respectivamente.

Al 31 de diciembre de 2004, como consecuencia de la adopción de las disposiciones del Boletín C-15 "Deterioro en el Valor de los Activos de Larga Duración y su Disposición", Grupher y subsidiarias reconocieron y registraron un efecto inicial de $129,786 por deterioro de sus activos fijos; asimismo, al final del ejercicio se reconoció y registró una reversión de $30,000 antes de ISR.

A continuación se muestran los efectos mencionados anteriormente por unidad generadora de flujo de efectivo:

	Valor de los activos	Pérdida por deterioro	Reversión (incremento) de la pérdida por deterioro	Valor de los activos al 31 de diciembre de 2004
Edificios	$ 689,106	$ (55,603)	$ 31,000	$ 664,503
Maquinaria y herramientas	1,683,324	(36,505)	5,392	1,652,211
Muebles y equipo de oficina	76,699			76,699
Equipo para estibar y equipo de transporte	69,795			69,795
Equipo electrónico de datos	57,311			57,311
Terrenos	261,203	(37,678)	(6,392)	217,133
Construcciones en proceso, maquinaria en tránsito y anticipos a proveedores	69,973			69,973
	$ 2,907,411	$ (129,786)	$ 30,000	$ 2,807,625

El reconocimiento de la pérdida inicial por deterioro fue ocasionada por la disminución significativa en el valor de mercado de los activos. Asimismo, la reversión presentada en los cálculos al cierre del año, prácticamente obedecen y dan respuesta a que a partir del 2do. trimestre de 2004, la administración de Grupher modificó la mezcla de sus inversiones en promoción y publicidad para el próximo año, pero incrementando su participación y actividad en diversos puntos de venta, lo cual repercutió en forma favorable en los estudios de flujos de efectivo futuros.


GRUPO
HERDEZ

NOTA 6 - INVERSIÓN EN COMPAÑÍAS SUBSIDIARIAS Y ASOCIADAS:

Compañía [1]	Porción de inversión en el capital de la emisora	Total	Diferencia entre el costo de adquisición y el valor neto en libros de las acciones a la fecha de adquisición
Subsidiarias consolidadas:			
Herdez	100%	$ 215,642	
Compañía Comercial Herdez	100%	429,908	
McCormick	50%	372,055	
Yavaros	100%	1,323	
Grupo Búfalo	100%	115,128	$ 116,903
ADB	100%	34,759	15,512
Almacenadora Herpons	100%	63,830	23,132
Miel Carlota	95%	16,612	20,047
Hormel Alimentos	50%	66,625	531
Hersea	100%	17,193	
SDA	95%	24,884	
Barilla México	50%	151,507	
Asociadas		79,319	39,644
		$ 1,588,785	$ 215,769
Asociadas de las subsidiarias		$ 7,146	$ 1,526

(1)Los estados financieros de estas compañías han sido auditados por contador público independiente.

NOTA 7 - ANÁLISIS DE PRÉSTAMOS BANCARIOS:

Los préstamos bancarios al 31 de diciembre de 2004 se analizan a continuación:

Vencimiento	Tasa promedio	Consolidado	Grupher
2006			
Moneda Nacional	9.86%	$ 12,500	
2007			
Moneda Nacional	10.16%	280,000	
Dólares	4.91%	33,449	$ 100,000
2008			
Moneda Nacional	8.78%	425,250	
Dólares	3.63%	246,536	222,990
Total préstamo a largo plazo		$ 997,735	$ 322,990

Algunos créditos incluyen obligaciones de hacer y no hacer a una de las subsidiarias, las cuales se cumplen completamente al 31 de diciembre de 2004.

NOTA 8 - INFORMACIÓN FINANCIERA POR SEGMENTOS:

La administración del Grupo genera en forma interna un conjunto de información financiera que sirve de base para la evaluación y toma de sus decisiones, por lo cual a continuación se muestra la información por segmento geográfico de ventas realizadas al extranjero, expresado en millones de pesos:

	31 de diciembre de			
	2004		2003	
	México	Estados Unidos	México	Estados Unidos
Ventas netas	$ 5,097	$ 353	$ 4,989	$ 377
Utilidad de operación	392	28	321	17
Utilidad neta	13	0	55	4
Depreciación y amortización	107	7	119	78
EBITDA	499	35	442	730
Activos totales	4,321	84	4,472	300
Pasivos totales	2,121	147	2,496	164

NOTA 9 - CAPITAL CONTABLE:

En Asamblea General Ordinaria de Accionistas celebrada el 19 de marzo de 2003, se acordó decretar dividendos a favor de los accionistas con cargo a utilidades acumuladas por $68,373 ($63,247 valor nominal).

Los dividendos que se paguen estarán libres del ISR si provienen de la Cuenta de Utilidad Fiscal Neta (CUFIN) y estarán gravados a una tasa que fluctúa entre 4.62% y 7.69% si provienen de la CUFIN reinvertida. Los dividendos que excedan de dicha CUFIN causarán un impuesto equivalente al 49.25%, 42.85%, 40.84% y 38.91% si se pagan durante el ejercicio 2004, 2005, 2006 y 2007, respectivamente. El impuesto causado será a cargo de la compañía y podrá acreditarse contra el ISR del ejercicio o el de los dos ejercicios inmediatos siguientes. Los dividendos pagados no serán sujetos a retención alguna.

En caso de reducción de capital, estará tratado como si fuera dividendo, el excedente del capital contable sobre las aportaciones, actualizadas de acuerdo con los procedimientos establecidos por la Ley de ISR.

Los valores nominales de los componentes de la inversión de los accionistas distintos al capital social con sus respectivos incrementos por actualización, se muestran a continuación:

	Valor nominal	Incremento por actualización
Utilidades acumuladas	$ 1,251,019	$ 1,430,565
Prima en suscripción de acciones	$ 43,572	$ 154,515

Durante 2004 y 2003, la compañía llevó a cabo la recompra de 22,300 y 1,384,400 acciones, respectivamente, que tenía en circulación en la Bolsa Mexicana de Valores por un importe de $111 ($107 sin reexpresión) y $5,192 ($4,777 sin reexpresión), respectivamente, por lo que un importe de $23 ($22 sin reexpresión) y $1,504 ($1,385 sin reexpresión) se redujeron del capital social, al 31 de diciembre de 2004 y de 2003.

El capital social de la compañía suscrito y pagado importa $422,715 más un incremento de $431,031 para expresarlo a pesos de poder adquisitivo del 31 de diciembre de 2004 y está representado por 422,446,363 acciones comunes nominativas sin expresión de valor nominal.

NOTA 10 - IMPUESTO SOBRE LA RENTA (ISR), IMPUESTO AL ACTIVO (IA), PARTICIPACIÓN DE LOS TRABAJADORES EN LA UTILIDAD (PTU) Y AMORTIZACIÓN DE PÉRDIDAS FISCALES:

La compañía y sus subsidiarias tienen autorización de la Secretaría de Hacienda y Crédito Público para determinar su resultado fiscal e IA sobre bases consolidadas.

Los cargos por ISR y PTU no son proporcionales a la utilidad antes de estos gravámenes, debido básicamente al efecto de las partidas de conciliación de naturaleza permanente (depreciación por revaluación, amortización del exceso del costo sobre el valor neto en libros de las acciones de las subsidiarias y el reconocimiento de los efectos de la inflación sobre bases diferentes para fines contables y fiscales).

Como resultado de las modificaciones a la Ley del ISR, aprobadas el 13 de noviembre de 2004. La tasa de ISR será del 30%, 29% y 28% en 2005, 2006 y 2007, respectivamente.



Al 31 de diciembre de 2004 y de 2003 las principales diferencias temporales sobre las que se reconoce ISR diferido se analizan como se muestra a continuación:

	2004		2003	
	Consolidado	Grupher	Consolidado	Grupher
Estimación para valuación de activos y pasivos	$ (2,646)	$ (22,491)	$ (42,440)	$ (22,491)
Inventarios	(1,079,760)		(922,756)	
Activo fijo - Neto	(604,343)	(3,436)	(719,961)	(4,730)
Gastos anticipados	(63,567)		(149,067)	
Exceso en costo de acciones	115,678	137,479	115,586	137,478
Regalías por pagar al extranjero	20,966		19,617	
Pérdidas fiscales por amortizar	315,564	10,138	376,351	12,970
Otros	25,069		10,466	
	(1,273,039)	121,690	(1,312,204)	123,227
Tasa de ISR	29%	29%	33%	33%
	(369,181)	35,290	(433,027)	40,665
IA por recuperar	106,840	2,181	86,206	2,607
Impuesto diferido	(262,341)	37,471	(346,821)	43,272
Impuesto diferido por utilidad fiscal reinvertida	(18,091)		(4,267)	
Total impuestos diferidos	$ (280,432)	$ 37,471	$ (351,088)	$ 43,272

Por los años que terminaron el 31 de diciembre de 2004 y de 2003, la compañía determinó una pérdida fiscal por $9,382 y $12,970, respectivamente.

Por el ejercicio que terminó el 31 de diciembre de 2004, la compañía causó IA en forma individual por $2,181.

NOTA 11 - AVALES OTORGADOS:

Al 31 de diciembre de 2004 y de 2003, Grupher y una de sus subsidiarias tienen otorgados avales sobre créditos obtenidos por algunas de sus subsidiarias y afiliadas por un importe de $1,370,117 y $1,771,093, respectivamente.

NOTA 12 - PARTIDAS EXTRAORDINARIAS:

Como resultado de las acciones emprendidas por la administración de Grupher, a fin de eficientar las operaciones y resultados económicos futuros, durante el ejercicio de 2004 se identificaron algunas operaciones que después de diversos análisis se concluyó que actualmente no generan los resultados originalmente esperados, motivo por el cual la administración decidió dejar y/o cancelar. Se presentan en el estado de resultados como partidas extraordinarias en atención a que dichas partidas se consideran no usuales ni frecuentes. A continuación se presentan las partidas extraordinarias netas del ISR:

Cancelación de operaciones agrícolas	$ 40,000[1]
Efecto de suspensión de actividades en subsidiaria	20,000[2]
	60,000
Tasa ISR	30%
ISR	$ 18,000
Partida extraordinaria neta de ISR	$ 42,000

(1) Corresponde al reconocimiento de la baja de operaciones relacionadas con ranchos productores de frutas, debido a que estas operaciones no generan los resultados generalmente esperados, motivo por el cual se decidió discontinuar esta actividad.

(2) La administración decidió suspender la operación de la subsidiaria Herdez Europa, S. A. debido a la baja actividad de la misma.


GRUPO
HERDEZ

información adicional

Clave BMV: Herdez*

ADR Nivel 1 25:1
Mercado: OTC
Símbolo: GUZBY
Cusip: 40050P109

Banco depositario
The Bank of New York
Shareholder Relations
Church Street Station
P.O. Box 11258
New York, N.Y. 10286-1258
Tel.: 1-888-643-4269
Toll free number: 1-888-BNY-ADRS
email: shareowner-svcs@bankofny.com
web address: http://www.stockbny.com/

Relaciones con inversionistas
Angélica Piña Garnica
apg@herdez.com.mx
Tel. 5201-5655 ext. 1085

Correos electrónicos

ventas:
ventas@herdez.com.mx

compras:
compras@herdez.com.mx

comercio exterior:
eximp@herdez.com.mx

recursos humanos:
recnum@herdez.com.mx

relación con inversionistas:
invrel@herdez.com.mx

publicidad y comunicación:
publicidad@herdez.com.mx

Direcciones en internet
www.grupoherdez.com.mx
www.herdez.com
www.fundacionherdez.com.mx

GRUPO HERDEZ.

Oficinas Corporativas
Monte Pelvoux 215
Col. Lomas de Chapultepec
C.P. 11000 México, D.F.
Tel. 5201 5655


HERDEZ
GRUPO
HERDEZ



NOTICE OF THE ANNUAL GENERAL ORDINARY MEETING OF SHAREHOLDERS OF GRUPO HERDEZ, S.A. DE C.V..

According to clause eleven and twelve of the Company's by laws, and articles 181 and 182 of the General Law of Business Associations, and to the resolution taken by the Board of Directors in their meeting of February 23rd, 2005, we convoke the shareholders of GRUPO HERDEZ, S.A. DE C.V. to the Annual General Ordinary Meeting of Shareholders that will take place April 27th, 2005 at 5:00 p.m. in the company's social domicile in Monte Pelvoux No. 215, Lomas de Chapultepec, 11000, México, Distrito Federal.

The meeting will be set with the following:

ORDER OF THE DAY:

- Presentation, approval and if the case, modification of the report of the Board of Directors about the ongoing course of business of the Company from January 1st, to December 31st, 2004, in compliance with articles 172 and 181 of the General Law of Business Associations, including financial statements and the report of the Commissaries.
- Presentation, and if the case, approval of the Annual Auditing Committee's Report, regarding the activities of the fiscal year of 2004, according to articles 14 bis, sections V, and a) of the Mexican General Stock Market Law and clauses 25, section a), and 23, section I), of the Company's By laws.
- Study and approval, if the case, of the project of the application of results of the fiscal year from January 1st, to December 31st, 2004.
- Designation or ratification, if the case, of the members of the Board of Directors and Commissary of the company and determination of emoluments.
- Determination of the maximum amount of resources that the Company can designate to buy shares for the fiscal year that ends December 31st, 2005, according to article 14-Bis 3 of the Mexican General Stock Market Law.
- Designation of special delegates.

To have the right to attend and vote at the meeting, the shareholders must obtain the admission card at the address mentioned above by presenting to the Secretary the share certificates or the certificate of their deposit with S.D. Indeval, S.A. de C.V., or with any other credit institution, no later than 24 hours before the time of the meeting.

The shareholders may appear personally at the meeting or send their representative with the required power of attorney or designated according to the questionnaire established by the Company in compliance with article 14 Bis 3, fraction VI, section c) of the Mexican General Stock Market Law.

Mexico City, April 6th, 2005.

For the Board of Directors:

C.P. M. ERNESTO RAMOS ORTIZ.
Secretary

Busca Senado proteger a usuarios de telefonía móvil

FELIPE MORALES FREDES
El Economista

La bancada del PRI en la Cámara Alta presentó ayer un proyecto de Ley de Protección al Usuario de Telefonía Móvil, en la que se inscriben los derechos de los clientes de estos servicios y se deja a la Comisión Federal de Telecomunicaciones (Cofetel) como el órgano regulador en la materia.

La iniciativa, presentada por los senadores Mariano González Zarur, Eric Rubio Barthell y Enrique Jackson, busca traducir los logros económicos y tecnológicos que ha arrojado la telefonía móvil en servicios de calidad y condiciones justas para los consumidores.

A decir de González Zarur, el crecimiento de las telecomunicaciones en México ha sido ejemplar ya que en los últimos 14 años el sector creció a una tasa cuatro veces superior al de la economía en su conjunto y los usuarios de la telefonía celular pasaron de ser 64,000 en 1990 a 38.45 millones en el 2004, cantidad superior en 112% al del número de líneas de telefonía fija.

Esta situación, explicó el legislador por Tlaxcala, ha representado que desde inicios de la década pasada el número de usuarios de este tipo de telefonía haya crecido a una tasa anualizada de 60%, por lo que hoy en día hay 37 personas con celular por cada 100 habitantes.

Ante este contexto, añadió, es necesario que los legisladores asuman su responsabilidad y establezcan un marco regulatorio que proteja los derechos de los usuarios, impulse reglas de operación equitativas y claras que favorezcan el desarrollo continuo de los servicios y mejoren su calidad.

"Con la iniciativa se brinda un conjunto de garantías a los usuarios frente a los operadores de concesiones, beneficiando con ello de manera inmediata y sensible a un conjunto de m de 38 millones de mexicanos", afirmó.

Con esta Ley se crea el Consejo Consulti para la Supervisión y Mejora continua de l Servicios de Telefonía Móvil, el cual estará int grado por la Cofetel, concesionarios, fabricant y distribuidores de equipo, usuarios y la Procu raduría Federal del Consumidor (Profeco).

Dentro de los planes de numeración prevé la adopción de la portabilidad del nu mero de teléfono móvil, de forma tal que usuario no deba cambiarlo al mudar de u concesionario a otro, siempre y cuando se sig ubicando en la misma área de servicio local.

Además se incluye el derecho de no recib llamadas de índole comercial no deseada para lo cual la Cofetel y los concesionaric deberán implementar un número telefónico una página de internet para que los usuaric se registren cuando no las deseen.

fmorales@eleconomista.com.mx

Anuncia inversiones

Lanza Telefónica MoviStar nueva imagen

RAÚL CURIEL
El Economista

La firma española de telefonía celular Telefónica Móviles lanzó su nueva imagen corporativa en 13 países de forma simultánea, incluyendo México, y aprovechó para anunciar nuevas inversiones para mejorar el servicio.

En rueda de prensa, Juan Antonio Azcárraga, director de comunicación corporativa de Telefónica Móviles de México, explicó que la empresa pagará un total de 100 millones de dólares para recibir de parte de la Comisión Federal de Telecomunicaciones (Cofetel) los títulos de concesión del espectro radioeléctrico que aprovechará para ampliar su cobertura y modernizar su servicio de telefonía móvil.

El directivo agregó que dicha cantidad será la que deberá liquidar al gobierno en el plazo de 20 años, que es el tiempo que dura la concesión, pero que a valor de mercado actual, representa un monto de 100 millones de dólares.

Sin embargo, reconoció que no recibirán la concesión hasta que se resuelvan los litigiosa de las compañías que se inconformaroi con las reglas del juego interpuestas por l Comisión Federal de Competencia (CFC), l cual limitó la participación a 35 Megahert y no a 65 Megahertz como en un principi estableció la Cofetel.

A este respecto, dijo que la Cofetel ana liza las alternativas para el otorgamiento d los títulos de concesión, a fin de concluir co el proceso de licitación.

También anunció que Telefónica Móvile unificará de manera simultánea en Europ y América Latina, incluyendo México, qu ahora se denominará MoviStar. Azcárrag dijo que a nivel global la firma invertirá 13 millones de dólares.

Reconoció que esto permitirá incrementar su base de usuarios en nuestro país qu al cierre del 2004 suman 5 millones 600,00 clientes y traerá beneficios en sus ventas.

En la actualidad, la marca posee un participación del 15% del total del mercad mexicano y a nivel mundial somos el segundo mayor grupo organizado, sólo por debaj de Vodafone", aseguró.

rcuriel@eleconomista.com.mx



GRUPO HERDEZ.

CONVOCATORIA

ASAMBLEA GENERAL ORDINARIA ANUAL DE ACCIONISTAS.

De conformidad con las Cláusulas Décimo Primera y Décimo Segunda de los Estatutos Sociales de la Sociedad y los Artículos 181 y 182 de la Ley General de Sociedades Mercantiles, mediante resolución adoptada por el Consejo de Administración de la Sociedad en su sesión celebrada el día 23 de febrero de 2005, se convoca a los accionistas de GRUPO HERDEZ, S.A. DE C.V., a la Asamblea General Ordinaria Anual de Accionistas, que se llevará a cabo el próximo día 27 de abril de 2005 a las 17:00 horas, en el domicilio de la Sociedad, ubicado en Monte Pelvoux No. 215, Lomas de Chapultepec, 11000 México, Distrito Federal.

La asamblea de accionistas se desarrollarán de conformidad con el siguiente:

ORDEN DEL DÍA.

- Presentación y, en su caso, aprobación o modificación del informe del Consejo de Administración sobre la marcha de los negocios de la Sociedad durante el ejercicio social comprendido del 1° de enero al 31 de diciembre de 2004, a rendirse conforme a los Artículos 172 y 181 de la Ley General de Sociedades Mercantiles y que, por tanto, comprende Estados Financieros dictaminados de la Sociedad y el dictamen de los Comisarios.
- Presentación y, en su caso, aprobación del Reporte Anual del Comité de Auditoría sobre las actividades realizadas durante el ejercicio 2004, a que se refiere el artículo 14 bis 3, fracción V, inciso a) de la Ley del Mercado de Valores y la cláusula Vigésimo Quinta, inciso a) y Vigésima Tercera inciso l), de los Estatutos de la Sociedad.
- Estudio y, en su caso, aprobación del proyecto de aplicación de resultados por el ejercicio comprendido del 1° de enero al 31 de diciembre de 2004.
- Designación o, en su caso, ratificación de los nombramientos de los miembros del Consejo de Administración y Comisario de la Sociedad y determinación de emolumentos.
- Determinación del monto máximo de recursos que la Sociedad podrá destinar para compra de acciones propias para el ejercicio social que concluye el 31 de diciembre del 2005, en términos del Artículo 14 Bis 3 de la Ley del Mercado de Valores.
- Designación de delegados especiales.

Para tener derecho de asistir y votar en las asambleas, los Accionistas deberán recabar la tarjeta de admisión correspondiente, mediante la presentación al Secretario del Consejo de Administración, quien se localiza en el mismo domicilio antes indicado, de los Títulos definitivos o de las constancias que acrediten el depósito de sus acciones, ya sea en la S. D. Indeval, S.A. de C.V., Institución para el Depósito de Valores o institución de crédito, a mas tardar 24 horas antes de la hora fijada para la celebración de la Asamblea.

Los Accionistas podrán comparecer a la Asamblea personalmente o representados por su apoderado con poder general o especial, o designado mediante el formulario establecido por la Sociedad de conformidad con el inciso c) de la fracción VI del Artículo 14 Bis 3 de la Ley del Mercado de Valores.

México, D. F. a 6 de abril de 2005.

Por el Consejo de Administración:

C.P. M. ERNESTO RAMOS ORTÍZ.
Secretario.

General de Sociedades Mercantiles, respecto de las operaciones del ejercicio que concluyó el 31 de diciembre de 2004.

SEGUNDO. Como desahogo del segundo punto del Orden del Día y en términos del artículo 14 Bis 3, fracción V, inciso a) de la Ley del Mercado de Valores y la cláusula Vigésimo Quinta, inciso a) y Vigésima Tercera inciso l), de los Estatutos de la Sociedad, el C.P. Francisco Javier Soní Ocampo, hizo la presentación del Reporte Anual del Comité de Auditoría del Consejo de Administración de la Sociedad, sobre las actividades realizadas durante el ejercicio 2004 y sin observaciones en particular, los presentes por unanimidad de votos tomaron el siguiente:

Acuerdo No. 2: Se tienen por presentado y aprobado el Repórte Anual del Comité de Auditoría del Consejo de Administración de la Sociedad, respecto de las actividades realizadas durante el ejercicio que concluyó el 31 de diciembre de 2004, ordenándose se agregue al expediente de la presente acta un ejemplar de los mismos.

TERCERO En el desahogo de este tercer punto del Orden de Día, el Presidente sometió a la consideración de los señores accionistas el proyecto de aplicación de resultados del ejercicio comprendido del 1° de enero al 31 de diciembre de 2004 en los siguientes términos:

ESTADO DE RESULTADOS.

	(Pesos)
Utilidad (pérdida) antes de impuestos:	(5'918,563.65)
Impuesto Sobre la Renta:	6'976,824.86
Utilidad (pérdida) Neta:	(12'895,388.51)
Reserva Legal:	0.00
Utilidad (pérdida) después de Reserva Legal:	**(12'895,388.51)**

Expuesto lo anterior y conformes con la presentación, los señores accionistas decidieron por unanimidad de votos tomar el siguiente:

Acuerdo No. 3: Se aprueba el proyecto de aplicación de resultados del ejercicio comprendido del 1° de enero al 31 de diciembre del año 2004, dejando que el importe de la perdida se lleve a la Cuenta de Utilidades de ejercicios anteriores.

CUARTO. En el desahogo de este punto del Orden del Día, el Secretario informó de la renuncia que por así convenir a sus intereses, presentó el Lic. Juan G. Mijares Dávalos como Consejero propietario y puso a consideración de los presentes, la planilla de los miembros del Consejo de Administración y Órganos de Vigilancia, que se han solicitado por la mayoría de los señores accionistas y que se pretende aprobar, para el próximo ejercicio social.

Expuesto lo anterior, y después de un amplio intercambio de impresiones, los señores accionistas tomaron por unanimidad de votos los siguientes:

Acuerdo No. 4: Se resuelve aprobar la planilla que presentó el Secretario del Consejo de Administración y de la Asamblea, en los términos expuestos, para que el Consejo de Administración y el Órgano de Vigilancia de la Sociedad, quede integrado de la siguiente manera:

Consejeros Propietarios:

Héctor Hernández-Pons Torres.	Presidente y Director General.
Enrique Hernández-Pons Torres.	Vicepresidente y Director General
Flora Hernández-Pons de Merino.	Consejero
Enrique Castillo Sánchez Mejorada.	Consejero
Carlos Autrey Maza.	Consejero
Eduardo Ortíz Tirado Serrano	Consejero
José Roberto Danel Díaz.	Consejero
José Manuel Rincón Gallardo.	Consejero
Luis Rebollar Corona.	Consejero
M. Ernesto Ramos Ortiz	Secretario (no miembro del Consejo de Admón.)

Comisarios:

Propietarios	**Suplentes**
Francisco Javier Soní Ocampo.	José Alfredo Hernández Linares.
Mario Fernández Dávalos.	Gustavo Astiazaran Orcí.

ACTA DE LA ASAMBLEA **GENERAL ORDINARIA ANUAL DE ACCIONISTAS** DE **GRUPO HERDEZ, S.A. DE C.V.**, CELEBRADA EL DÍA **27 DE ABRIL DE 2005**, A LAS 17:00 HORAS EN EL DOMICILIO SOCIAL QUE LA SOCIEDAD TIENE UBICADO EN MÉXICO, D.F.

Presidió la Asamblea el señor Lic. Héctor I. Hernández-Pons Torres, en su calidad de Presidente del Consejo de Administración, fungiendo como Secretario el señor C.P. M. Ernesto Ramos Ortíz, quien también lo es del Consejo de Administración, en presencia de los señores C.P. Francisco Javier Soní Ocampo y C.P. José Manuel Rincón Gallardo, Comisarios Propietarios de la Sociedad.

El Presidente propuso y la Asamblea por unanimidad de votos designó como Escrutadores a la Lic. Ma. del Carmen Struck Cano y al Lic. Gerardo Canavati Miguel, quienes en el desempeño de sus funciones, procedieron a hacer el recuento de las acciones que poseen los accionistas presentes.

Verificado el cómputo de las acciones que poseen los accionistas presentes, de acuerdo con la lista de asistencia, se encontraron presentes 420,333,340 (cuatrocientos veinte millones, trescientas treinta y tres mil, trescientas cuarenta) acciones de las 422'560,363 (cuatrocientas veintidós millones quinientas sesenta mil trescientas sesenta y tres) acciones con derecho a voto del capital social de la empresa, es decir, el 99.47 % (noventa y nueve punto cuarenta y siete por ciento), por lo que el Presidente declaró la asamblea legalmente instalada y válidos los acuerdos que en ella se tomen, de acuerdo a lo que establecen los Estatutos Sociales y la Ley General de Sociedades Mercantiles.

Acto seguido el Secretario dio lectura al siguiente:

ORDEN DEL DÍA.

1. Presentación y, en su caso, aprobación o modificación del informe del Consejo de Administración sobre la marcha de los negocios de la Sociedad durante el ejercicio social comprendido del 1° de enero al 31 de diciembre de 2004, a rendirse conforme a los Artículos 172 y 181 de la Ley General de Sociedades Mercantiles y que, por tanto, comprende Estados Financieros dictaminados de la Sociedad y el dictamen de los Comisarios.
2. Presentación y, en su caso, aprobación del Reporte Anual del Comité de Auditoría sobre las actividades realizadas durante el ejercicio 2004, a que se refiere el artículo 14 Bis 3, fracción V, inciso a) de la Ley del Mercado de Valores y la cláusula Vigésimo Quinta, inciso a) y Vigésima Tercera inciso I), de los Estatutos de la Sociedad.
3. Estudio y, en su caso, aprobación del proyecto de aplicación de resultados por el ejercicio comprendido del 1° de enero al 31 de diciembre de 2004.
4. Designación o en su caso, ratificación de los nombramientos de los miembros del Consejo de Administración y Comisarios de la Sociedad y determinación de emolumentos.
5. Determinación del monto máximo de recursos que la Sociedad podrá destinar para compra de acciones propias para el ejercicio social que concluye el 31 de diciembre del 2005, en términos del Artículo 14 Bis 3 de la Ley del Mercado de Valores.
6. Designación de delegados especiales.

Aprobado por unanimidad el Orden del Día, se procedió a su desahogo en los siguientes términos:

PRIMERO. En el desahogo del primer punto del Orden del Día, en nombre del Consejo de Administración, el Presidente informó sobre la marcha de la Sociedad y sus filiales, comentando sobre la situación financiera y los cambios en las partidas que integran el patrimonio social y explicando cuales fueron las políticas y criterios contables y de información seguidos en la preparación de la información financiera, presentó los resultados del ejercicio comprendido del 1° de enero al 31 de diciembre del año 2004, conforme a los artículos 172 y 181 de la Ley General de Sociedades Mercantiles.

Acto seguido el C.P. José Manuel Rincón Gallardo procedió a leer el dictamen de los Comisarios de la Sociedad, respecto del ejercicio social antes mencionado.
Después de un intercambio de opiniones el Presidente solicitó a los señores accionistas que tomaran una resolución respecto del informe del Consejo de Administración, tomando en cuenta el dictamen de los Comisarios de la Sociedad y en su caso se tomarán las medidas que se juzguen oportunas, por lo que los señores accionistas decidieron por unanimidad de votos tomar el siguiente:

Acuerdo No. 1: Se tienen por presentados y aprobados tanto el informe del Consejo de Administración, como el dictamen de los Comisarios de la Sociedad, incluyendo los Estados Financieros dictaminados de la Sociedad, en términos de los artículos 166, 172 y 181 de la Ley

Acuerdo No. 5: Con el agradecimiento de la asamblea por los servicios que prestaron en beneficio de la sociedad, se aprueba la gestión de los señores Juan G. Mijares Dávalos y Esteban Malpica Fomperosa como Consejeros Propietarios, al no haber sido reelectos, con las únicas salvedades de Ley, por lo que se le libera de cualquier responsabilidad futura que con motivo del desempeño de sus funciones hayan podido incurrir.

En consecuencia de lo anterior, devuélvaseles a dichos señores la caución con la que garantizaron su manejo en los términos de la Ley General de Sociedades Mercantiles.

Se hace constar que por informes recibidos en tal sentido, y para el caso de ser aceptado su nombramiento, los señores, José Manuel Rincón Gallardo, Carlos Autrey Maza y Gustavo Astiazaran Orcí, aceptaron su nombramiento y los dos últimos depositaron en la Tesorería de la sociedad, las garantías correspondientes para caucionar el desempeño de su nuevo cargo, ya que del señor José Manuel Rincón Gallardo continuarán vigentes sus garantías depositadas con anterioridad en su cargo de Comisario Propietario, en términos de lo dispuesto por la Ley General de Sociedades Mercantiles y por los estatutos sociales.

En cuanto a los demás miembros del consejo que se encontraban presentes, aceptaron su nombramiento y, por lo que se refiere a los ausentes, sus cargos se tuvieron por aceptados en virtud de informes recibidos en ese sentido, así mismo continuarán en vigor las garantías otorgadas con anterioridad.

Por otra parte, y en relación con los emolumentos a pagarse a los miembros del Consejo de Administración y Comisario, los señores accionistas, por unanimidad de votos resolvieron:

Acuerdo No. 6: Se resuelve se pague como importe neto, a cada uno de los miembros del Consejo de Administración y Comisario de la Sociedad, una moneda de $50.00 ORO, por asistencia a cada junta de Consejo de Administración y por asistencia a cada reunión de alguno de los Comités del Consejo de Administración.

QUINTO. En el desahogo del quinto punto del Orden del Día, el Presidente en cumplimiento al Artículo 14 Bis 3 de la Ley del Mercado de Valores, propuso a los accionistas, aprobar como monto máximo de recursos que la Sociedad podrá destinar para la compra de acciones propias para el ejercicio social que concluye el 31 de diciembre del 2005, la cantidad de $160'000,000.00 (CIENTO SESENTA MILLONES DE PESOS 00/100 M.N.) y siendo ésta una propuesta convincente, los señores accionistas decidieron por unanimidad de votos, tomar el siguiente acuerdo.

Acuerdo No. 7: Se resuelve aprobar la cantidad de $160'000,000.00 (CIENTO SESENTA MILLONES DE PESOS 00/100 M.N.), como monto máximo de recursos que la Sociedad podrá destinar para compra de acciones propias para el ejercicio social que concluye el 31 de diciembre del 2005, en términos del Artículo 14 Bis 3 de la Ley del Mercado de Valores.

SEXTO. En el desahogo de este último punto del Orden del Día, los señores accionistas decidieron tomar por unanimidad de votos, el siguiente acuerdo:

Acuerdo No. 8: Se resuelve designar a las licenciadas Maria del Carmen Struck Cano, y/o Edna Vargas Díaz, y/o Sofía Lorena Correa Méndez, para que en caso de ser necesario, conjunta o separadamente, acudan ante el notario público de su elección, para protocolizar el contenido de la presente acta, para que expidan las copias simples o certificadas que de la misma les fueran solicitadas y, para que en general, adopten cualesquiera medidas tendientes a que las resoluciones tomadas en esta asamblea, surtan plenos efectos en derecho.

No habiendo ningún otro asunto que tratar, el Presidente, después de un receso para la preparación y lectura de la presente acta, dio por terminada la Asamblea, firmándola para constancia junto con el Secretario y con los Comisarios.

HÉCTOR I. HERNÁNDEZ-PONS TORRES
Presidente

M. ERNESTO RAMOS ORTÍZ.
Secretario.

FRANCISCO JAVIER SONÍ OCAMPO
Comisario Propietario.

JOSÉ MANUEL RINCON GALLARDO
Comisario Propietario.

LISTA DE ASISTENCIA DE LA **ASAMBLEA GENERAL ORDINARIA ANUAL DE ACCIONISTAS** DE **GRUPO HERDEZ, S.A. DE C.V.**, CELEBRADA EL DÍA **27 DE ABRIL DE 2005**, A LAS 17:00 HORAS, EN SU DOMICILIO SOCIAL.

☆☆

ACCIONISTAS:	ACCIONES:
(01)________________ ENRIQUE HERNÁNDEZ-PONS TORRES. R.F.C.: HETE-510626-911	1'740,654
(02)________________ HÉCTOR HERNÁNDEZ-PONS TORRES, R.F.C.: HETH-550803 TD5,	1'740,654
(03)________________ FLORA HERNÁNDEZ-PONS DE MERINO R.F.C.: HETF-460323-E93 Representada por: Ma. del Carmen Struck Cano.	1'740,654
(04)________________ MARCELA HERNÁNDEZ-PONS TORRES R.F.C.: HETM-481030-AE3.	1'740,654
(05)________________ OLYMPIA HERNÁNDEZ-PONS TORRES R.F.C.: HETO-650831-RZ1, Representada por: Ma. del Carmen Struck Cano.	1'740,654
(06 y 07)________________ HECHOS CON AMOR, S.A. DE C.V., R.F.C.: HAM-820607-VC0 OLYMPIA TORRES DE HERNÁNDEZ-PONS. R.F.C.: TOOO-231227-TI1 Representadas por: Ma. del Carmen Struck Cano.	222'146,613
(08)________________ VECTOR CASA DE BOLSA, S.A. DE C.V. R.F.C.: VCB870729 PH6 Representada por: Alberto Gaspar Quijano Paredes. y/o Ma. de la Paz Ganado Guevara	18,000
(09 y 12)________________ IXE CASA DE BOLSA, S.A. DE C.V., IXE GRUPO FINANCIERO. R.F.C.: ICB-950503-QH4 Representada por: Ma. del Carmen Struck Cano.	26'189,941

(10)________________ **33,949**
GBM GRUPO BURSÁTIL MEXICANO, S.A. DE C.V.,
CASA DE BOLSA GRUPO FINANCIERO GBM
R.F.C.: GBM-880120-EJ8
Representada por: Alonso Cano Jáuregui y/o Andrés Cuellar Dávila, y/o Javier Mitrani Melgar y/o Santiago Ramos de la Barra y/o Fernando Portilla Soberón y/o Ingrid Castillo Rodríguez y/o Leopoldo Pimienta Sánchez

(11)________________ **161'436,916**
BANCO NACIONAL DE MÉXICO, S.A.
INTEGRANTE DEL GRUPO FINANCIERO BANAMEX, S.A. DE C.V.
R.F.C.: BNM-840515-VB1
Representada por: Alan Thomas Macias Dowling y/o Humberto Real Vázquez y/o Ismael Gutiérrez Medina y/o Juan Merlos Estrada y/o Ricardo Velásquez López y/o Ana María Mireles Torres y/o Ana Paula Suárez Covian y/o Francisco Kenneth de Gortari Ochoa y/o Cecilia del Castillo Soltero y/o Eduardo Estrada López y/o Ernesto Rosales Carvajal y/o Stephaan Peeters Mollet y/o Lidia Padilla Sánchez y/o Manuel Zapata Ramírez y/o Omar Yadid Taboada y/o Rafael Pablo Urquía y/o Juan Manuel Márquez González y/o Esteban Polidura Frohmader y/o Ricardo López Sánchez y/o Rodrigo Villanueva Bravo y/o Iliana Kein Marcuschamer y/o Gabriel Lugo Iribe y/o Andriana Neriga Cruz y/o vidal Lavin Rementeria.

(13)________________ **1'804,651**
IXE CASA DE BOLSA, S.A. DE C.V., IXE GRUPO FINANCIERO.
R.F.C.: ICB-950503-QH4
Representada por: Anamayte Topete Estrada.

TOTAL: 420'333,340

%: 99.47

Los suscritos designados Escrutadores para esta Asamblea, habiéndose realizado el escrutinio correspondiente y habiendo formulado la lista de asistencia de las personas presentes en este acto, **C E R T I F I C A N :** que se encuentra representado el 99.47 % de 422'560,363 acciones con derecho a voto del capital social de Grupo Herdez, S.A. de C.V., en la forma arriba indicada.

México, D. F. a 27 de abril de 2005.

E S C R U T A D O R E S :

Ma. del Carmen Struck Cano

Gerardo Canavati Miguel

HÉCTOR HERNÁNDEZ-PONS TORRES.
Presidente.

M. ERNESTO RAMOS ORTÍZ.
Secretario.

C.P. FRANCISCO JAVIER SONÍ OCAMPO.
Comisario.

C.P. JOSÉ MANUEL RINCÓN GALLARDO
Comisario.

Minute of the **GRUPO HERDEZ, S.A. DE C.V.**, General Ordinary Annual Shareholders' Meeting held in the social domicile in Mexico City at 5:00 pm on April 27, 2005.

Mr. Héctor I. Hernandez-Pons Torres, President of the Board presided the meeting, and Mr. M. Ernesto Ramos Ortíz acted as Secretary, whom also is Secretary of the Board, being Francisco Javier Soní Ocampo and José Manuel Rincón Gallardo, Proprietary Commissaries of the Board, present at this meeting.

The President proposed, and the members of the Board, after voting unanimously, appointed Miss Ma. del Carmen Struck Cano and Gerardo Canavati Miguel as scrutinizers, whom proceeded to count the shares that the present shareholder's at the meeting own.

After verifying the computation of the shares that the present shareholder's at the meeting own, and according to the assistance list of the meeting, 420'333,340 (four hundred twenty million, three hundred thirty three thousand, three hundred forty) shares from the 422'560,363 (four hundred twenty two million, five hundred sixty thousand, three hundred sixty three) shares of the social capital of the company that are voting stock where present, in other words 99.47% (ninety nine point forty seven per cent); afterwards the President of the board declared the meeting legally installed and the agreements reached in it valid, according to the By Laws of the Company and the General Law of Business Associations.

The President of the Board read the following:

ORDER OF THE DAY:

1. Presentation, and if the case approval or modification of the report of the Board of Directors about the ongoing course of business of the Company in the fiscal year from January 1st, to December 31st, 2004, in compliance with articles 172 and 181 of the General Law of Business Associations, including the financial statements of the Company and the opinion of the Commissaries.
2. Presentation, and if the case approval of the Annual Report of the Auditing Committee regarding the Company's activities in the fiscal year of 2004, according to article 14 Bis 3, section V, a) of the Securities Mark Act and clauses 25, section a) and 23, section I) of the Company's by laws.
3. Study and approval, if the case, of the project of the application of results of the fiscal year from January 1st, to December 31st, 2004.
4. Designation or ratification, if the case, of the naming of the members of the Board of Directors and Commissaries of the Company and determination of emoluments.
5. Determination of the maximum amount of resources that the Company can designate to purchase shares for the fiscal year that ends December 31st, 2005, according to article 14 Bis 3 of the Securities Market Act.
6. Designation of special agents.

Once the members approved unanimously the Order of the Day, they discussed each point and agreed upon the following:

FIRST. Regarding the first matter of the Order of the Day, the President informed about ongoing course of the business and its affiliates, commenting on its financial situation and the changes in the corporate assets; he also explained the accounting criteria used to prepare the financial information. The results for the fiscal year from January 1st, to December 31st, 2004, where presented in compliance with articles 172 and 181 of the General Law of Business Associations.

Afterwards, José Manuel Rincón Gallardo read the Commissaries report regarding the mentioned fiscal year.

The President of the Board, asked the Members of the Board to take a resolution regarding the report of the Board of Directors, taking into consideration the Commissaries Report, to which the Members of the Board voted unanimously upon the following:

Decree No. 1: In terms of articles 166, 172 and 181 of the General Law of Business Associations, the Board of Directors and Commissaries reports where approved, including the financial statements of the Company, regarding the ongoing course of business of the Company in the fiscal year that ended December 31st, 2004.

SECOND. According to the second issue of the Order of the Day, and in terms of article 14 Bis 3, section V, a) of the Securities Mark Act and clauses 25, section a) and 23, section I) of the

Company's by laws, Francisco Javier Soní Ocampo presented the Annual Report of the Auditing Committee regarding the Company's activities in the fiscal year of 2004. The Shareholders agreed upon the following:

Decree No. 2: The Annual Report of the Auditing Committee regarding the Company's activities in the fiscal year ended December 31, 2004 is unanimously approved, and a copy of this report will be added to this minute's file.

THIRD. In the third issue of the Order of the Day, the President presented to the Shareholders the project of the application of results of the fiscal year from January 1st, to December 31st, 2004, in the following terms:

PROFIT AND LOSS STATEMENT

	(Pesos)
Profit (loss) before taxes:	(5'918,563.65)
Internal revenue tax:	6'976,824.86
Net Utilities (loss):	(12'895,388.51)
Legal Reserve:	0.00
Profit (loss) after Legal Reserve:	**(12'895,388.51)**

After the presentation, the stockholders unanimously agreed upon the following:

Decree No. 3: The project regarding the application of results of the fiscal year from January 1st, to December 31st, 2004, was approved, and they agreed to transfer the loss amount to the utilities account of previous fiscal years.

FOURTH. Regarding the fourth matter of the Order of the Day, the Secretary informed of the resignation of Mr. Juan G. Mijares Dávalos, Proprietary Commissary, and presented to the shareholders the proposed list of the members of the Board and the Vigilance Committee, which was solicited by the majority of the shareholders, and if approved it shall be effective for the next fiscal year.

After discussing the matter, the shareholders unanimously agreed upon:

Decree No. 4: The following list of the members of the Board and the Vigilance Committee presented by the Secretary was approved by the shareholders in the same terms as proposed:

Proprietary Members of the Board:

Héctor Hernández-Pons Torres	President and General Director
Enrique Hernández-Pons Torres	Vicepresidente and General Director
Flora Hernández-Pons de Merino	Member of the Board
Enrique Castillo Sánchez Mejorada	Member of the Board
Carlos Autrey Maza	Member of the Board
Eduardo Ortíz Tirado Serrano	Member of the Board
José Roberto Danel Díaz	Member of the Board
José Manuel Rincón Gallardo	Member of the Board
Luis Rebollar Corona	Member of the Board
M. Ernesto Ramos Ortiz	Secretary (not member of the Board)

Commissaries:

Proprietary	**Substitute**
Francisco Javier Soní Ocampo.	José Alfredo Hernández Linares.
Mario Fernández Dávalos.	Gustavo Astiazaran Orcí.

Decree No. 5: The shareholders thanked and approved, as they where not reelected, the administration of Juan G. Mijares Dávalos and Esteban Malpica Fomperosa, as Proprietary Commissaries, liberating them from any future responsibilities in which they might have incurred in their administration.

In reason of the above, it was agreed to return to the mentioned persons the securities with which they guarantied their duties according to the General Law of Business Associations.

According to the reports received in this respect, and if their appointments are approved, José Manuel Rincón Gallardo, Carlos Autrey Maza and Gustavo Astiazaran Orcí, accepted their appointment and Carlos Autrey Maza and Gustavo Astiazaran Orcí deposited in the Company's Treasury the corresponding security in order to guarantee their new administration; José Manuel Rincón Gallardo's securities where deposited when he was previously appointed Proprietary Commissary, according to the General Law of Business Associations and the Company's By-Laws.

As for the rest of the members of the Board that were present, they accepted their reelection and, the appointments of the absent members where considered accepted due to reports received previously that indicated their acceptance in case of being reelected; the securities that they deposited previously will continue to be applicable.

Regarding the emoluments that shall be paid to the members of the Board and Commissary, the shareholders unanimously agreed upon the following:

Decree No. 6: A \$50.00 peso gold coin will be paid to each member of the Board and Commissary of the Company, at each Board of Directors Meeting and Board of Directors Committee Meeting they assist to.

FIFTH. *According to the fifth matter of the Order of the Day, the President in compliance with article* 14 Bis 3 of the Securities Market Act, proposed to approve as the maximum amount of resources that the Company can designate to purchase shares for the fiscal year that ends December 31st, 2005 the amount of \$160'000,000.00 (One hundred sixty million pesos 00/100 M.N.); reaching the following:

Decree No. 7: The maximum amount of resources that the Company can designate to purchase shares for the fiscal year that ends December 31st, 2005, in compliance with article 14 Bis 3 of the Securities Market Act, is \$160'000,000.00 (One hundred sixty million pesos 00/100 M.N.).

SIXTH. In the sixth issue of the Order of the Day, the shareholders unanimously agreed upon the following:

Decree No. 8: Maria del Carmen Struck Cano, and/or Edna Vargas Díaz, and/or Sofía Lorena Correa Méndez are designated and authorized, if necessary, to have the Notary Public of their election notarize this minute, and to issue the simple and certified copies required, and in general to adopt any and all measures so that the resolutions adopted in this meeting are legally executed.

Because their was no other matter to discuss, the meeting was temporary suspended for the elaboration of this minute, which was read and signed by the President, Secretary and Commissaries.

On the other hand, according to section c), fraction IV of article 14 Bis 3 of the Securities Market Act and clause twenty five, section a) of the By Laws of the Company, José Manuel Rincón Gallardo, presented the report of the Auditing Committee of the Board of Directors.

Once concluded the presentation of the referred reports, the present stockholders unanimously agreed upon the following:

HÉCTOR I. HERNÁNDEZ-PONS TORRES
President

M. ERNESTO RAMOS ORTÍZ.
Secretary

FRANCISCO JAVIER SONÍ OCAMPO
Proprietary Commissary.

JOSÉ MANUEL RINCON GALLARDO.
Proprietary Commissary.